October 8, 2008

Via EDGAR and FedEx

Mr. H. Christopher Owings

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 3561

Washington, D.C. 20549

Re:                            First Wind Holdings Inc.
Registration Statement on Form S-1
Filed July 31, 2008
File No. 333-152671

Dear Mr. Owings:

First Wind Holdings Inc. (the “Company”) is filing today, via EDGAR, Amendment No. 1 (“Amendment No. 1”) to the above referenced registration statement on Form S-1 (the “Registration Statement”). Enclosed herewith are five courtesy copies of Amendment No. 1.

Set forth below are the Company’s responses to the comments and requests for additional information contained in the letter from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated August 29, 2008. For your convenience, the exact text of the comments provided by the Staff has been included in bold face type preceding each response in the order presented in the comment letter. Each response below has been prepared and is being provided by the Company, which has authorized us to respond to the Staff’s comments on its behalf.

General

1.                                      We note a number of blank spaces throughout your registration statement for information that you are not entitled to omit under Rule 430A. Please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses.

Response:                                       We acknowledge the Staff’s comment and will provide the Staff sufficient time to review complete disclosure prior to any distribution of the preliminary prospectus to potential investors.

2.                                      On August 6, 2008, your counsel advised us that the Cohocton Wind Watch had posted on its website a list of complaints that concerned citizens should raise with the Securities and Exchange Commission. Please address each of these complaints, including the location in your prospectus in which you have provided disclosure regarding each or advising us why no disclosure is warranted.

Response:                                       As of the date hereof, Cohocton Wind Watch had posted on its website (http://www.batr.org/industrialwind/secfirstwind.html) a list of ten complaints that it encourages concerned citizens to raise with the Commission. The exact text of each of these complaints along with our response is presented below:

1.             First Wind is under criminal investigation by NYS Attorney General Andrew Cuomo for allegations of improper dealings with public officials and anti-competitive practices. http://www.oag.state.ny.us/press/2008/july/july15a_08.html

Response:   To our knowledge, we are not under “criminal investigation” by the Office of the New York State Attorney General (“NYAG”). Rather, the NYAG’s subpoena references the NYAG’s civil enforcement powers. In addition, neither the NYAG press release cited by Cohocton Wind Watch nor the NYAG subpoena received by us makes any allegation of wrongdoing. Rather, the NYAG press release states that it is conducting an investigation “amid allegations of improper dealings with public officials and anti-competitive practices (emphasis added).”  The NYAG’s investigation and subpoena, and our response thereto, are disclosed on pages 29, 128, 129 and F-46 of Amendment No. 1.

2.             Alleged fraudulent representations within the SEC filing of factual assertions and claims. Details and documentations provided upon request.

Response:   Cohocton Wind Watch’s website does not allege that any particular “representation” of a “factual assertion” or “claim” in the Registration Statement is fraudulent. We are not aware that any representation in the Registration Statement or Amendment No. 1 is fraudulent. Therefore, we believe no disclosure in the Registration Statement relating to this complaint is warranted.

3.             First Wind is a named party in an eminent domain lawsuit and colludes with the Town of Prattsburgh, NY supervisor to illegally condemn private property for their wind project.

Response:   We believe Cohocton Wind Watch’s reference to an “eminent domain lawsuit” concerns the legal proceedings relating to eminent domain authorization by the Town Board of Prattsburgh, NY. These proceedings are disclosed on pages 128, F-45 and F-46 of Amendment No. 1. As also disclosed in the Registration Statement, we have hired outside counsel to conduct an independent investigation of the matters raised by the NYAG subpoena and investigation. Although outside counsel’s investigation is ongoing, after extensive review of relevant documentation and numerous interviews with relevant parties, we are not currently aware of any facts to suggest that we colluded with the Town of Prattsburgh supervisor to illegally condemn private property for our wind energy project.

4.             First Wind is a named party in three lawsuits by the Naples School District and the Prattsburgh School District.

Response:   Our subsidiary Windfarm Prattsburgh, LLC (“WFP”) is a named defendant in lawsuits commenced by the Board of Education of the Prattsburgh Central School District and the Naples Central School District. These lawsuits are pending in the Supreme Court of New York for the County of Steuben. Also named as defendants are the Steuben County Industrial Development Agency (“SCIDA”), Steuben County and the Town of Prattsburgh. The lawsuits seek to nullify a payment-in-lieu of tax agreement between WFP and SCIDA and a host community agreement between WFP and the Town of Prattsburgh, on the alleged ground that these agreements provide the Prattsburgh and Naples School Districts an insufficient proportion, and the Town of Prattsburgh too great a proportion, of the total WFP payments under these agreements. As the lawsuits effectively seek a reallocation of WFP’s existing payment obligations, we do not believe that an adverse determination in the lawsuits could have a material adverse effect on our business, financial position or results of operations. Therefore, we believe no disclosure relating to these lawsuits is warranted.

In addition, our subsidiary Canandaigua Power Partners, LLC (“CPP”) is a named defendant in a lawsuit commenced by the Naples County School District. This lawsuit is pending in the Supreme Court of New York for the County of Steuben. Also named as defendants are SCIDA and the Town of Cohocton. The lawsuit seeks to nullify a payment-in-lieu of tax agreement between CPP and SCIDA and a host community agreement between CPP and the Town of Cohocton, on the alleged ground that these agreements provide the Naples County School District an insufficient proportion, and the Town of Cohocton too great a proportion, of the total CPP payments under these agreements. As the lawsuit effectively seeks a reallocation of CPP’s existing payment obligations, we do not believe that an adverse determination in the lawsuit could have a material adverse effect on our business, financial position or results of operations. Therefore, we believe no disclosure relating to this lawsuit is warranted.

5.             First Wind is a named party in legal action over the Lackawanna, NY Steel Wind project.

Response:  Our subsidiary First Wind Energy, LLC (“FWE”) was one of ten defendants in a personal injury lawsuit commenced in the Supreme Court of New York for the County of Erie by a laborer who allegedly was injured during the construction of the Steel Winds I project. By agreement of all parties filed with the court on May 13, 2008, FWE was dismissed from the case without prejudice. Therefore, we believe no disclosure relating to this lawsuit is warranted.

6.             Alleged Anti-trust collusion with other industrial developers for the purpose of market allocation and conspiracy to restrict or eliminate competition.

Response:  As discussed in our response to complaint #3 above, we have hired outside counsel to conduct an independent investigation of the matters raised by the NYAG subpoena and investigation, including whether we and our competitors entered into anti-competitive agreements or practices. That investigation is ongoing.

7.             Alleged fraudulent environmental quality reviews submissions and deceptive studies intended to mislead government agencies.

Response:  Cohocton Wind Watch’s website does not reference any particular environmental quality review that was “fraudulent,” or study that allegedly was “deceptive” or “intended to mislead government agencies.”  We are not aware of any facts that would meet any of these descriptions. Therefore, we believe no disclosure relating to this complaint is warranted.

8.             Alleged filing of false instruments, larceny, perjury, and mail fraud.  Documentation and supporting testimony available.

Response:  Cohocton Wind Watch’s website does not reference any particular filed instrument that is alleged to have been false, or any facts or circumstances that are alleged to constitute larceny, perjury, or mail fraud. We are not aware of any facts that would meet any of these descriptions. Therefore, we believe no disclosure relating to this complaint is warranted.

9.             Alleged bribery of public officials. Ongoing criminal investigation supports the independent documentation of public corruption induced by questionable business practices by the wind developer.

Response:  As discussed in our response to objection #3 and #6 above, we have hired outside counsel to conduct an independent investigation of the matters raised by the NYAG subpoena and investigation, including whether improper benefits were given to public officials to influence their actions. That investigation is ongoing. Also, as noted above, we are not aware of any “[o]ngoing criminal investigation.”

10.      Alleged conspiracy to defraud taxing authorities. Documentation available on pattern of misrepresentations in governmental filings and false claims to secure tax subsidies.

Response:  Cohocton Wind Watch’s website does not provide any details concerning any alleged “conspiracy to defraud taxing authorities,” “pattern of misrepresentations in governmental filings” or “false claims to secure tax subsidies.”  We are not aware of any facts that would meet any of these descriptions. Therefore, we believe no disclosure relating to this complaint is warranted.

3.                                      The Division of Investment Management is reviewing issues related to whether you are an investment company under the Investment Company Act of 1940. We will not be in a position to declare your registration statement effective until these issues are resolved. We will present any comments that the Division of Investment Management may have at a subsequent date.

Response:                                       We understand that the Division of Investment Management is evaluating whether or not the Company is an investment company under the Investment Company Act of 1940 (the “1940 Act”). Section 3(a)(1)(C) of the 1940 Act defines an “Investment Company” to include any issuer “…which owns or proposes to acquire investment securities having a value exceeding 40 per centum of the value of such issuer’s total assets…”. Section 3(a)(2) of the 1940 Act excludes from the definition of “investment securities” securities held in “majority-owned subsidiaries.”  “Majority-owned subsidiary” is further defined to mean an entity a majority of the voting securities of which is owned by a person. Because the Company will be the sole managing member of First Wind Holdings, LLC after the reorganization and, accordingly, will own 100% of its voting securities, we believe First Wind Holdings, LLC is a “majority-owned subsidiary” and that the Company is not an “investment company” because it owns no “investment securities”. If the Division of Investment Management has any comments or concerns with this analysis, or wishes us to address alternative considerations under the 1940 Act, we would be more than happy to do so.

Prospectus Cover Page

4.                                      Please disclose the number of shares you plan to register in your next amendment as this information is not permitted to be omitted pursuant to Rule 430A. Refer to Item 501(b)(2) of Regulation S-K.

Response:                                       We acknowledge the Staff’s comment and will disclose the number of shares we plan to register in a future amendment to the Registration Statement. The number of shares we plan to register depends on the valuation of the Company, which is currently being evaluated. We will provide the Staff sufficient time to review complete disclosure prior to any distribution of the preliminary prospectus to potential investors.

Prospectus Summary, page 1

Overview, page 1

5.                                      The summary is intended to provide a brief overview of the key aspects of the offering. Your summary is too long and repeats much of the information discussed in your business section and is repetitive within the summary itself. For example, you should remove the “Competitive Strengths” and “Strategy” section from the summary since they also appear in the business section. The summary is only intended to provide a brief snapshot of the offering. Refer to Instruction to Item 503(a) of Regulation S-K.

Response:                                       We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see pages 1-9 of Amendment No. 1. Although we believe we have shortened the summary considerably, please note we have not removed the “Competitive Strengths” and “Strategy” sections in their entirety as we believe it is important for investors to be introduced to our strengths and strategies early in the prospectus and that their abbreviated presentation in the summary section is therefore appropriate.

6.                                      We note in this section and elsewhere in the prospectus your use of terms that appear to be industry specific jargon. For example, you use phrases such as “wide spectrum of project-level returns,” “high project-level returns,” “break-in conditions,” and “high-level fatal flaw analysis.”  Please revise to provide context for these terms so a reader not familiar with your industry can understand your use of these terms.

Response:                                       We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see pages 1, 4, 94, 100-101, 104 and 111 of Amendment No. 1.

7.                                      Given the complexity of your industry and the varying revenue sources, please provide an overview in plain English of your revenue sources here. We note the disclosure on page 56 under the heading “Revenues” that you derive revenue from (1) the sale of electricity, (2) capacity payments and (3) renewable energy credit sales. Please explain how you derive revenues from each of these sources. This disclosure also should be balanced with an explanation of the tax equity financing agreements under which you typically will dedicate substantially all of the cash distributions you receive for a project for ten years following the commencement of commercial operations and therefore there will not be significant revenues available to First Wind Holdings Inc. and its stockholders for a significant period of time.

Response:                                       We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see page 3 of Amendment No. 1.

8.                                      Please provide support for your statement here and elsewhere in your prospectus that you are “a leading independent North American wind energy company,” given that you currently have installed wind capacity of 92 megawatts. We may have further comments.

Response:                                       In response to the Staff’s comment, we have deleted the word “leading” from the Registration Statement. Please see pages 1, 4, 53, 100 and 103 of Amendment No. 1.

9.                                      You state here and throughout your prospectus that your portfolio of wind energy projects includes 5,564 megawatts of capacity. We note that you classify projects representing: (1) 3,907 megawatts, or 70%, of this capacity in the “early” development stage and (2) 663 megawatts, or 12%, of this capacity in the “intermediate” development stage. Please explain to us why it is appropriate to characterize your portfolio (and the corresponding megawatts of capacity data) as including projects that are in the early and intermediate development stages when, among other things, you may not have secured the land for these projects, obtained the necessary permits to develop these projects or secured turbines and related financing for these projects. In this regard, we note your disclosure:

•                                         under the heading “Operating Expense” on page 58 that you “expense all project development costs until management deems a project probable of being technically, commercially and financially viable. This determination generally occurs in tandem with management’s determination that a project should be classified as an advanced development project,” and

•                                         under the heading “Redemption of Series A Units held by UPC Holding” on page 161 describing the consideration received in connection with the redemption of the Series A Units held by UPC Holding in connection with your April 2006 amendments to the First Wind Holdings LLC Agreement states that future contingency payments “may be required if the applicable development projects reach commercial operations.”

Response:                                       We believe that the information we present with respect to our “early” and “intermediate” projects is appropriate for inclusion in the prospectus and have accordingly retained it in Amendment No. 1 for the reasons described below. In response to your concern, however, we have inserted the words “operating and prospective” to modify the term “capacity” so that when we describe our total portfolio readers are aware that our aggregate portfolio includes both current and potential capacity.

Taken together, the Staff’s comments have contrasted our aggregate portfolio information against disclosures suggesting that many of the projects in our portfolio may not ultimately be completed. While we agree that the projects in different classifications of our portfolio carry different probabilities of successful completion, and that certain of the projects will not ultimately be completed, we also believe that presentation of the aggregate portfolio is necessary for the following reasons:

•                                         We are a company that devotes significant time, capital and management focus on growth and development, and a substantial portion of the value of our enterprise is, accordingly, associated with our growth prospects. Investors in our Class A common stock are making an investment decision not driven primarily by the historical results of operations of our currently operating projects, but rather by our ability to continue to prospect, develop and refine our portfolio of development projects, and ultimately achieve an operational scale which exceeds by many multiples our current size. Presenting our aggregate portfolio is central to this evaluation.

•                                         Our goal is to achieve 2,300 MW of operating capacity by the end of 2013 and we believe that a description of our aggregate portfolio provides investors with a reasonable basis to support this goal, as further explained below.

•                                         Inclusion of any particular project in our portfolio only occurs after considerable time and effort on our part, as described in significant detail in the prospectus and below. Accordingly, we believe the portfolio represents a significant portion of the value of our business enterprise, whether or not each particular project is ultimately constructed.

•                                         Finally, when considered with the totality of the information contained in the prospectus with respect to our portfolio, we believe the detailed disclosure relating to our early and intermediate development projects appropriately conveys information material to an informed investment decision.

In this regard, we would like the Staff to consider the following information, which taken together with the disclosures you have identified, leads us to the conclusion that the information we have presented, including information with respect to early and intermediate projects, is necessary to permit an informed investment decision and therefore should be retained:

•                                         On pages 1, 4, 15, 22, 53, 57, 100 and 105 of Amendment No. 1, we disclose that management’s goal is to achieve 2,300 MW of operating capacity by the end of 2013. In order to substantiate to a potential investor our ability to achieve that goal, we need to provide a reasonable basis by which it may be accomplished. Because we know, based on prior experience and probabilities associated with development projects generally, that we will not ultimately complete all of the projects included in our portfolio of development projects at any given point in time, our 2013 goal requires that we maintain an aggregate portfolio of projects with prospective capacity that substantially exceeds our stated goal. Accordingly, we believe that providing a detailed description of our development pipeline provides a reasonable basis to support the achievability of our 2013 goal.

•                                         We do not state that we expect to complete development of all 5,564 MW of capacity in our portfolio; only that our portfolio, which is continually evolving, should be sufficient to achieve 2,300 MW of operating capacity by 2013. In fact, the total prospective capacity in our portfolio is 13 times our annual development goal as stated on page 105 of Amendment No. 1. On page 2 of Amendment No. 1, we present an illustrative bar chart representing the number of advanced, intermediate and early stage projects that would need to become operational to achieve our 2013 goal. This chart does not contemplate the successful completion of all of the projects in our portfolio.

•                                         On pages 15, 105 and 112 of Amendment No. 1, we disclose that “Our current portfolio of 5,564 MW of operating and prospective capacity does not include potential wind energy sites identified through our prospecting activities or projects representing more than 1,700 MW of prospective capacity that we have, since 2004, actively considered and elected not to pursue.”  This disclosure conveys that our pipeline is continually evolving and that as of any particular date it includes projects that may or may not become operational and are subject to the risks and uncertainties described elsewhere in the prospectus. Again, while we can not predict which projects will ultimately be completed, neither have we concluded that any project in our portfolio is incapable of completion. Moreover, our portfolio at any given time does not include numerous projects that may have previously been included in the portfolio but that we have elected not to pursue.

•                                         In “Business – Our Development Process,” appearing on pages 107-111 of Amendment No. 1, we include a detailed description of our development process, from prospecting through commissioning, and identify the material development hurdles occurring in each stage, so the investor may better understand the factors that may drive our decision to continue developing or to abandon a project.

•                                         In “Business – How We Classify our Projects,” appearing on pages 111-113 of Amendment No. 1, we provide detailed disclosure regarding the status of the material development metrics that drive our categorization of a project as early, intermediate or advanced. We believe these disclosures provide a more complete context for understanding the development status of each of the projects in our portfolio, as well as the significant contingencies that must be overcome to move forward in our development process.

•                                         In “Business – Our Portfolio of Wind Energy Projects,” we provide detailed descriptions of the status of our operating, under-construction and advanced projects. Because there is less certainty regarding the ultimate completion of any particular intermediate or early project, we provide only more summary disclosure so that undue reliance is not placed on any particular project in these categories. The aggregate information we provide is available to support our description of our aggregate pipeline, our development process and our 2013 operational goal.

•                                         In each instance in which we present information with respect to our total portfolio, or its aggregated components, we explicitly balance our disclosure by indicating that “our ability to complete the projects in our development pipeline and achieve our targeted capacity is subject to a number of risks and uncertainties as described in the ‘Risk Factors’ section of this prospectus.”  This disclosure appears no fewer than three times on the first two pages of the prospectus as well as on pages 6, 53,

100-103 and 115 of Amendment No. 1. This disclosure reinforces the message that as a result of the myriad contingencies described in the prospectus, the investor should not expect that all of the projects in our portfolio will be completed.

•                                         The first risk presented under “Risk Factors” is entitled “The growth of our business depends on our ability to convert our pipeline of projects under development into operating projects,” and details that while our goal is to achieve 2,300 MW of operating capacity by the end of 2013, there are numerous reasons that we will not develop all of the projects in our portfolio, including the availability of equipment, financing, permits and adequate power prices, among other factors. Many of these factors are the subject of one or more specific risk factors that provide investors with more detailed information.

Taken together, we believe the description of our portfolio, including our early and intermediate development projects, is appropriate for inclusion in the prospectus. We are happy to discuss this with the Staff at the Staff’s convenience to the extent there are additional comments or concerns.

10.                                You state here and elsewhere in your prospectus that you have entered into purchase contracts for turbines with an aggregate generating capacity in excess of 1,300 megawatts, which are scheduled to be delivered or commissioned between 2008 and 2013 and that this supply will be sufficient to meet your turbine needs in 2008 and 2009 and 80% of your anticipated needs in 2010. Please tell us how long it takes from the time you enter into a turbine supply agreement to have an operational turbine delivered. We may have further comments.

Response:                                       The amount of time it takes from the time we enter into a turbine supply agreement until we have operational turbines varies, but is typically between two to four years, which includes approximately six to eight months of turbine assembly time conducted at the wind energy project site as part of the construction process. The variability in delivery timing primarily depends on the supply of and demand for turbines. Turbine demand has exceeded market supply in recent years, which, generally speaking, has increased the amount of time required to obtain turbines. Supplier-specific factors, such as expected production capacity increases, design defects and weather at production sites, can also affect timing from individual suppliers. In addition, turbine specifications, including tower height, blade length, as well as applicable options such as corrosion protection and cold weather operation packages, may also affect timing of the manufacture and delivery of individual turbines. As disclosed on page 109 of Amendment No. 1, we secure our supply of turbines well in advance of construction by pre-ordering turbines to match a planned level of construction across our portfolio, and we have secured 100% of the turbines we need for our targeted installations in 2008 and in 2009 as well as 82%, 25%, 31% and 38% for 2010, 2011, 2012 and 2013, respectively. We are currently in advanced negotiations with GE Energy and Clipper Windpower to secure our turbine needs for 2010 and part of 2011, and we intend to enter into negotiations with GE Energy, Clipper Windpower and other turbine suppliers to secure our additional turbine needs, and have included disclosure to this effect in the prospectus. Please see pages 109 and 126 of Amendment No. 1. In addition, we believe that turbines are available at times for purchase on an expedited basis (i.e., in less than two years time) from turbine manufactures and third parties and we have, at times, purchased turbines on such an expedited basis.

Risk Factors, page 8

11.                                Please add to this bulleted list, a risk regarding the fact that the company will be a controlled company under the Nasdaq rules and that your Sponsors currently own and will continue to own after the offering shares sufficient to control the operations of your company.

Response:                                       We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see page 7 of Amendment No. 1.

Class A Common Stock and Class B Common Stock, page 8

12.                                We note your disclosure regarding the increase in the amount of depreciation you will recognize and the fact that this will result in a reduction in your taxable income. To provide more balanced disclosure, please include a statement that the cost savings in taxes you realize or, in certain circumstances, are deemed to realize will be payable by you to current and future Series B unit holders in First Wind Holdings, LLC. Please also cross-reference to your discussion of the Tax Receivable Agreement on page 171.

Response:                                       We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see page 7 of Amendment No. 1.

Risk Factors, page 15

13.                                We note your disclosure in your risk factor “We are materially dependent on tax equity financing arrangements...” on page 19. In the first paragraph, please expand this disclosure to note the significant portion of the cash distributions, production tax credits and taxable income or loss the tax equity investors are entitled to receive until the “flip date” and the projected duration of these financing arrangements. In this regard, we note your disclosure under the heading “Financing upon commencement of commercial operations” on page 54 that you typically expect this to occur within ten years of the financing.

Response:                                       We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see page 19 of Amendment No. 1.

14.                                We note your disclosure in your risk factor “Our hedging strategy...” on page 20 that “[i]n the event a project does not generate the amount of electricity covered by the related hedge, we could incur significant losses under the financial hedge if electricity prices rise substantially above the fixed prices provided for in the hedge” as well as your disclosure under the heading “Hedging Activity” on page 122 regarding your hedging activities at Steel Winds I. We also note the graph on page 85 that shows indexed retail electricity prices, which have been increasing. If material to an investor, please tell us whether the technical issues with the Liberty turbines at Steel Winds I resulted in losses under your swap for that project and whether you expect technical issues in the future to impact your hedging arrangements. If so, please disclose this in your risk factor “One of our key turbine suppliers ...” on page 18 and elsewhere, as appropriate.

Response:                                       We did not experience material losses under our swap for Steel Winds I as a result of the technical issues with the Liberty turbines on that project.  In response to the Staff’s comment, we have included, following the referenced language, an example of swap losses we have incurred as a result of a delay in reaching commercial operations at Prattsburgh I. Please see page 21 of Amendment No. 1. We are not currently able to anticipate the extent to which we will experience technical issues in the future, including the extent to which we will experience any issues associated with the blade skin defects Clipper Windpower publicly disclosed on September 24, 2008. Please see page 18 of Amendment No. 1. The impact of any such technical issues on our hedging arrangements would depend on the factors described in our hedging risk factor, including the terms of the financial hedge (including the quantity of electricity covered) and prevailing electricity prices. Please see page 21 of Amendment No. 1.

Market and Industry Data, page 38

15.                                We note your representations that the market and industry data you have obtained from other sources are “believe[d] to be reliable” but that you have not verified any of this information. Please note that you are responsible for the entire content of the registration statement and cannot include language that can be interpreted as a disclaimer of the information contained in the filing. Please revise.

Response:                                       We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see page 39 of Amendment No. 1.

Capitalization, page 40

16.                                Please revise to delete cash and cash equivalents from your tabular presentation.

Response:                                       We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see page 41 of Amendment No. 1.

Unaudited Pro Forma Financial Information, page 42

17.                                In a note(s) to the pro forma financial statements, please disclose the impact that a $1.00 increase or decrease in the assumed initial public offering price per share would have on your pro forma financial statements.

Response:                                       We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see pages 47 and 49 of Amendment No. 1.

18.                                Please show us in detail on a step-by-step basis, and disclose, how the transactions involving the merging of certain entities in the D.E. Shaw group into you, as described under the “Restructuring of Certain Entities in the D.E. Shaw Group” section on page 168, are reflected in the pro forma financial statements.

Response:                                       The D. E. Shaw group currently owns its interest in First Wind Holdings, LLC through D. E. Shaw MWP Acquisition Holdings, L.L.C. (the “D. E. Shaw Acquisition Entity”). The sole asset of the D. E. Shaw Acquisition Entity is its interest in First Wind Holdings, LLC. Immediately prior to the reorganization, the D. E. Shaw Acquisition Entity will be liquidated and its interest in First Wind Holdings, LLC will be distributed to its members. The members of D. E. Shaw MWP Acquisition Holdings, L.L.C. are:  (i) D. E. Shaw CF-SP Series 1 MWP Acquisition, L.L.C.; (ii) D. E. Shaw CH-SP Series 1 MWP Acquisition (C) L.L.C.; (iii) D. E. Shaw CF-SP Series 8-01, L.L.C.; (iv) D. E. Shaw CH-SP Series 8-01(C), L.L.C.; (v) D. E. Shaw CF-SP Series 10-07, L.L.C.; (vi) D. E. Shaw CH-SP Series 10-07(C), L.L.C.; (vii) D. E. Shaw CF-SP Series 11-06, L.L.C.; and (viii) D. E. Shaw CH-SP Series 11-06(C), L.L.C.

D. E. Shaw CF-SP Series 8-01, L.L.C. is a wholly owned subsidiary of D. E. Shaw CF-SP Series 8, L.L.C. D. E. Shaw CF-SP Series 10-07, L.L.C. is a wholly owned subsidiary of D. E. Shaw CF-SP Series 10, L.L.C. D. E. Shaw CF-SP Series 11-06, L.L.C. is a wholly owned subsidiary of D. E. Shaw CF-SP Series 11, L.L.C.

Each of D. E. Shaw CF-SP Series 1 MWP Acquisition, L.L.C.; D. E. Shaw CF-SP Series 8, L.L.C.; D. E. Shaw Series 10, L.L.C.; and D. E. Shaw CF-SP Series 11, L.L.C. is a wholly owned subsidiary of D. E. Shaw Composite Fund, L.L.C. Each of D. E. Shaw CH-SP Series 1 MWP Acquisition (C), L.L.C.; D. E. Shaw CH-SP Series 8-01(C), L.L.C.; D. E. Shaw CH-SP Series 10-07(C), L.L.C.; and D. E. Shaw CH-SP Series 11-06(C), L.L.C. is a wholly owned subsidiary of D. E. Shaw Composite Holdings, L.L.C., and the sole of asset of each of these entities is its interest in the D. E. Shaw Acquisition Entity.

As part of the reorganization, (i) D. E. Shaw CF-SP Series 1 MWP Acquisition, L.L.C.; D. E. Shaw CF-SP Series 8-01, L.L.C., D. E. Shaw CF-SP Series 10-07, L.L.C.; and D. E. Shaw CF-SP Series 11-06, L.L.C. will receive Series B Units and Class B common stock in the Company; and (ii) each of D. E. Shaw CH-SP Series 1 MWP Acquisition (C) L.L.C.; D. E. Shaw CH-SP Series 8-01(C), L.L.C.; D. E. Shaw CH-SP Series 10-07(C), L.L.C.; and D. E. Shaw CH-SP Series 11-06(C), L.L.C. will be merged into the Company (or a subsidiary thereof), with the member of each of these entities receiving Class A common stock in lieu of receiving Class B common stock together with Series B Units.

We believe that these transactions will not affect our pro forma financial statements, because these transactions do not alter the Company’s capital structure. The exchange of shares between the D. E. Shaw Acquisition Entity and the Company is intended to be a recapitalization without consideration.

Unaudited Pro Forma Consolidated Balance Sheet, page 43

19.                                Please disclose the method used to account for the exchange of shares in the reorganization, for example, a transfer at carrying amount in a transaction between entities under common control.

Response:                                       We do not anticipate accounting for the exchange of shares in the reorganization, because the exchange will be a transfer of carrying value in a recapitalization without consideration.

Unaudited Pro Forma Consolidated Statements of Operations, page 45

20.                                Referring to the $23,692,000 distribution to minority members of First Wind Holdings, LLC subsidiaries in fiscal 2007 and the May 2008 $8,591,000 distribution to First Wind Holdings, LLC members, please tell us your consideration of presenting pro forma per share data giving effect to the increase in the number of shares that, when multiplied by the offering price, would be sufficient to replace the capital in excess of earnings withdrawn. Refer to SAB Topic 1:B.3.

Response:                                       We have considered the SAB Topic 1:B.3 requirement and have revised the Registration Statement accordingly. Please see pages 47 and 49 of Amendment No. 1.

21.                                The denominator in computing pro forma net loss per share should include only those shares for which proceeds are being reflected in pro forma adjustments in your statements of operations, such as proceeds used for debt payments. You may present additional earning per share data reflecting the issuance of all shares if you consider this information meaningful. If additional earnings per share data is shown on the face of the pro forma statements of operations, it should be labeled appropriately. The footnotes should make your calculation(s) transparent to investors.

Response:                                       We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see pages 46-49 of Amendment No. 1.

22.                                Please add a footnote discussing the impact that the tax receivable agreement, as discussed in footnote (5) to the unaudited pro forma consolidated balance sheet, will have on your statements of operations. If there is no impact, please supplementally explain why.

Response:                                       The tax receivable agreement discussed in footnote 5 to our unaudited pro forma consolidated balance sheet does not have an impact on our pro forma consolidated statements of operations. As it is contemplated, the amortization of the tax basis step-up, which the tax receivable agreement is intended to allocate among the parties, will result in an impact to the deferred tax provision in the statements of operations in future periods as the deferred tax asset resulting from the step-up is amortized. However, the tax receivable agreement itself will not have an impact on the statements of operations.

Selected Historical Financial and Operating Data, page 49

23.                                Please explain to us the relevance to investors in First Wind Holdings, Inc. of the basic and diluted per unit values. To the extent this information is not relevant, you may want to so indicate in an explanatory footnote to that data.

Response:                                       The basic and diluted net loss attributable per common unit for each of the five-year periods ended December 31, 2007 and the six-month periods ended June 30, 2007 and 2008 have been presented for informational and historical purposes only. Upon completion of this offering, the reorganization events that have taken place in 2008 and other reorganization events that will take place immediately prior to completion of the offering as described in “The Reorganization and Our Holding Company Structure”, the shares used in computing net earnings or loss per share will bear no relationship to these historical common units. Please see pages 51 and 52 of Amendment No. 1.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 52

24.                                Please expand this section to discuss known material trends and uncertainties that will have, or are reasonably likely to have, a material impact on your revenues or income or result in your liquidity decreasing or increasing in any material way. We note your statement that you have “have experienced substantial growth and we expect to continue significantly increasing our installed capacity over time.”  Discuss the nature of the growth that you have experienced and whether you expect that trend to continue. Please provide additional analysis concerning the quality and variability of your earnings and cash flows so that investors can ascertain the likelihood of the extent past performance is indicative of future performance. Please discuss whether you expect levels to remain at this level or to increase or decrease. Discuss the impact of any trends on your earnings. Further, please discuss in reasonable detail material opportunities, challenges, and risks in the short and long term and the actions you are taking to address them. Refer to Item 303 of Regulation S-K and SEC Release No. 33-8350.

Response:                                       We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations-Material Trends and Uncertainties” beginning on page 57 of Amendment No. 1.

Hedging and risk management activities, page 57

25.                                Please provide us a description of the method by which variable revenue is determined under the long-term power purchase agreement, including how you determine the probability of contingent rental income. A description of the power purchase agreement may be helpful in this regard. Also, please advise whether the counterparty to the commodity swap bears any relationship to the party taking electricity from the Kaheawa Wind Power I project. We assume the swap is not being accounted for as a hedge under SFAS No. 133. If otherwise, please advise.

Response:

Variable Revenue

Variable revenue is recognized at each of our three operating projects as described below:

•                 Kaheawa Wind Power I. The pricing for the long-term Power Purchase Agreement (“PPA”) with Maui Electric Company, Limited (“MECO”) has a fixed price component (70%) and a variable price component (30%). The fixed price is based on negotiated rates in the PPA for annual on-peak and off-peak rates per kilowatt hour generated and sold. The variable price is based on MECO’s avoided cost factor (filed on a quarterly basis with the Public Utilities Commission of Hawaii) in effect at the time the power is delivered by our subsidiary, Kaheawa Wind Power, LLC, to MECO. The total of the fixed revenue calculation plus the total of the variable cost calculation is recorded as revenue in the month the power was generated and delivered.

•                 Mars Hill. The pricing for the PPA with New Brunswick Power Generation Corporation (“NBP”) has a fixed price component and a variable price component. The fixed price is based on negotiated rates in the PPA per megawatt hour of generation scheduled. The variable price is based on the difference between the actual electricity generated compared to the scheduled electricity. Any difference is multiplied by the hourly market rate of electricity as determined by the Independent System Operator for that geographic area. The monthly revenue calculated above is recorded in the month the power was generated and delivered.

•                 Steel Winds I. The pricing for the PPA with Constellation NewEnergy, LLC is based on market pricing. The market price is determined by the New York Independent System Operator (“NYISO”) for that geographic area. At the end of every month, our subsidiary, Niagara Wind Power, LLC, multiplies the actual hourly generation of electricity for each day by the local basis marginal pricing determined by the NYISO. The sum total of these calculations will result in the monthly revenue amount, which is recorded in the month the power was generated and delivered.

Probability of Contingent Rental Income

Rental income is contingent upon future operating characteristics of the wind energy project, such as wind availability. We recognize contingent rental income when it becomes probable of receipt. Probability of receipt is determined by power generation. When the electricity is generated and delivered, we recognize the revenue equal to the amount of electricity delivered times the contract price, as indicated above.

Counterparty to Swap

The counterparty to the commodity swap (an oil swap) is HSH Nordbank, and is unrelated to the PPA counterparty, MECO.

Accounting for Hedge

The swap is accounted for at fair value as a derivative instrument under Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Investments and Hedging Activities” (“SFAS No. 133”), and serves as an economic hedge of the PPA, though it has not been designated a hedge under SFAS No. 133.

Internal Controls, page 59

26.                                Please discuss the steps you have taken or will take to address the material weakness. Also disclose when you expect to remediate the material weakness.

Response:                                       We have taken steps to improve our internal controls and planned measures to remediate the material weaknesses identified in connection with the preparation of our consolidated financial statements as of and for the year ended December 31, 2007. The list below sets forth the specific steps taken and the planned measures that are expected to be taken to remediate these material weaknesses by December 31, 2008.

•                 We have taken steps to improve the sufficiency and competency of our financial and accounting organization through the addition of experienced personnel. We have hired a new chief financial officer and added personnel to our accounting and financial reporting functions.

•                 We have designed and implemented a process that is expected to remediate the internal control deficiencies associated with the completeness of accounts and accrued expenses.

•                 We have designed and implemented a review and approval process that, when combined with the additional accounting and financial reporting personnel, is expected to remediate the internal control deficiencies we identified.

•                 We are reviewing and documenting our financial statement closing process to identify specific enhancements that may be made to further improve the overall effectiveness of our internal controls.

•                 We are undertaking an organizational redesign to more clearly align work flow with financial statement assertions and further increase the size and capabilities of the financial and accounting organization.

Finally, we have revised the Registration Statement to include additional disclosure regarding our remediation efforts on pages 30, 61 and 62 of Amendment No. 1.

Contractual Obligations, page 75

27.                                Please revise to include estimated interest payments on outstanding long-term debt obligations. Because the table is aimed at increasing transparency of cash flow, we believe interest payments should be included in the table. Disclose any assumptions used to arrive at the estimated amounts based on variable rates. If you choose not to include these payments, please provide information regarding future interest payments in a footnote to the table. See Section IV.A and footnote 46 to the Commission’s Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations, SEC Release No. 33-8350, issued December 19, 2003 and available on our website at http://www.sec.gov /rules/interp/33-8350.htm. In addition, please footnote contractual obligations excluded from the table that are not quantifiable until paid, such as distributions to your tax equity investors under your tax equity financing arrangements and payments made under the tax receivable agreement.

Response:                                       We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see page 79 of Amendment No. 1.

Cash Flow, page 77

28.                                It appears that the change in working capital had a significant effect on the change in net cash used in operating activities for the comparative periods discussed. Please provide a discussion of the principal reasons for significant changes in cash flows from working capital items between the periods presented. Refer to Item 303 of Regulation S-K and the Commission’s Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations, SEC Release No. 33-8350.

Response:                                       We acknowledge the Staff’s comment and have revised the registration statement accordingly. Please see page 82 of Amendment No. 1.

29.                                If material, please disclose your guarantees to institutional investors in connection with your tax equity financing transactions that support potential liability payments payable thereunder.

Response:                                       The only guarantees we make to our institutional investors in connection with our tax equity financing transactions are guarantees of the indemnity obligations of our subsidiaries. We have revised the registration statement to disclose these guarantees. Please see page 81 of Amendment No. 1.

Industry, page 82

30.                                We note your reference to reports or articles by Energy Information Association, the North American Electric Reliability Corporation, American Wind Energy Association, Emerging Energy Research, United States Department of Energy, Bloomberg, Netherlands Environmental Assessment Agency, Federal Energy Regulatory Commission, International Energy Agency, ESAI Capacity Watch, Database of State Incentives for Renewables & Efficiency, Evolution Markets, New York State Energy Research and Development Authority, and the Independent Systems Operators for New England as well as New York for qualitative and comparative statements contained in your prospectus. Please provide copies of these documents to us, appropriately marked to highlight the sections relied upon and cross referenced to your prospectus. Also, tell us whether these reports and articles are publicly available without cost or at a nominal expense. Also, please tell us whether you commissioned any of the referenced sources.

We also note that for some of your qualitative and comparative statements you do not cite reports or studies that support your statements. For example, you state:

•                  “Wind energy generation capacity grew in the U.S. at a compound annual growth rate (“CAGR”) of 29.1% from 2002 through 2007 ...” in the second paragraph on page 3 (you make a similar statement in the last paragraph on page 82 and elsewhere in your prospectus);

•                  “... making wind energy the fastest growing source of new electricity in the U.S” in the second paragraph on page 3 and in the last paragraph on page 82;

•                  “Despite the significant anticipated growth in the U.S., wind energy provided only 0.8% of total U.S. electricity production in 2007 and is expected to account for only 1.8% of total U.S. electricity production in 2012” in the second paragraph on page 3 and the first full paragraph on page 83;

•                  “This represents a small portion compared to the current percentage of electricity produced by wind energy in Denmark, Spain and Germany, of approximately 17%, 9% and 6%, respectively” in the second paragraph on page 3 and the first full paragraph on page 83;

•                  “Between 2005 and 2007, the U.S. experienced the largest annual increases in cumulative installed wind capacity in the world” in the last paragraph on page 82;

•                  “For example, according to industry sources, only 35 of the approximately 150 coal plants proposed in the U.S. between 2000 and 2006 were built or under construction by the end of 2007” in the first full paragraph on page 86; and

•                  “Wind energy is one of the fastest growing renewable energy sources in the U.S. because of its cost efficiency ..., scalability, resource availability and proven technology” in the first full paragraph on page 89.

See also the last full paragraph on page 91. These are only examples. Please disclose whether this information is based upon management’s belief, industry data, reports/articles or any other source. If the statement is based upon management’s belief, please indicate that this is the case and include an explanation for the basis of such belief. Alternatively, if the information is based upon reports or articles, please provide copies of these documents to us, appropriately marked to highlight the sections relied upon and cross referenced to your prospectus.

Response:                                       In response to the Staff’s request, we are supplementally providing to the Staff copies of all the reports and articles referenced in the Registration Statement. With the exception of materials we purchased from the Emerging Energy Research, all of these materials are available without cost or at a nominal expense. We have not commissioned any of the referenced sources. We acknowledge the second half of the Staff’s comment and have revised the Registration Statement to include references to the reports and articles that support these statements. Please see pages 3-4, 86-88, 90, 92-93 and 95-98 of Amendment No. 1.

Our Regions, page 89

31.                                Due to the size of your print, your table on page 90 is difficult to read. While retaining your disclosure, please provide this table in a more readable format. Refer to Rule 420 of Regulation C.

Response:                                       We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see page 94 of Amendment No. 1.

32.                                Please tell us why you use the summer peaking reserve margins in your table on page 91 but then include graphs on the following pages that appear to use different reserve margin data. For example, the 2006 California reserve margin shown in the table is 12% and the 2006 reserve margin in the graph on page 93 is between 20% and 25%. Please also tell us why you include in your table on page 91 staggered RPS Energy Target benchmarks for some jurisdictions but not all. For example, compare your chart on page 91 to your disclosure in the first full paragraph on page 95 for additional RPS targets for Hawaii.

Response:                                       In response to the Staff’s comment, we have revised the table to replace the summer peaking reserve margins with the reserve margins disclosed on the pages that follow. We have also updated the table to include staggered RPS benchmarks for all jurisdictions that have them. Please see page 95 of Amendment No. 1.

Business, page 96

General

33.                                To the extent material to an understanding of your business taken as a whole, please disclose the importance to your business and the duration and effect of all patents, trademarks, licenses, franchises and concessions held.  Refer to Item 101(c)(1)(iv) of Regulation S-K.  In this regard, we note your disclosure describing your employment agreements with Messrs. Gaynor and Rosenzweig on page 155 and the fact that these agreements restrict their ability to compete with you by, among other things, challenging any of the intellectual property rights material to your business. Please also disclose, to the extent material to an understanding of your business taken as a whole, the extent to which your business is or may be seasonal. Refer to Item 101(c)(l)(v) of Regulation S-K.

Response:                                       Other than our trade and service marks for our company name “First Wind” and our slogan “Clean Energy. Made Here.”, we do not have any material  patents, trademarks, licenses, franchise or concessions.  We have revised the Registration Statement accordingly.  Please see page 135 of Amendment No. 1.  In response to the Staff’s comment regarding seasonality, we have revised the Registration Statement to include a discussion of seasonality.  Please see page 135 of Amendment No. 1.

Our Development Process, page 103

Turbine procurement and allocation, page 105

34.                                We note here and elsewhere in your prospectus your discussion of your “strong relationship” with major turbine suppliers.  Please explain the nature of the relationships you maintain with major turbine suppliers.  In this regard, we note your statement in your Risk Factor (“The growth of our business is dependent on the availability of turbines and turbine financings”) on page 21, that “[i]n the future, [you] may not be able to purchase a sufficient quantity of turbines from [your] suppliers, and [your] suppliers may give priority to other customers.”

Response:                                       In response to the Staff’s comment, we have replaced the word “strong” with “well-established,” which we believe better characterizes our relationship with GE Energy and Clipper Windpower.  Please see pages 104 and 109 of Amendment No. 1.

35.                                We note your risk factor “One of our key turbine suppliers, Clipper Windpower, has a limited operating history, has experienced certain technical issues with its wind turbine technology and may continue to experience similar issues” on page 18. Given the risks associated with Clipper Windpower and the fact that 862 megawatts of your operating capacity will come from Clipper Windpower turbines after this year as compared to only 271 megawatts of operating capacity from GE Energy turbines, please revise the table on page 105 to present the “Targeted Installations,” “% Secured” and Cumulative Turbines Secured” data by supplier so that investors can better evaluate the risks you face due to Clipper Windpower’s limited operating history and past technical issues with its wind turbine technology.  Please also make changes to other tables throughout your prospectus that present similar data (see, for example, pages 2 and 97).

We also note that on your website (http://www.firstwind.com/utilities/benefits.cfm) you state that among the important benefits you provide to utilities is your “[p]roven, state-of-the-art turbine technology.”  Please reconcile this statement with those in your risk factor on page 18.

Response:                                       The table on page 109 currently reflects, by turbine supplier, our turbines currently under contract.  We are unable to revise the table on page 109 of Amendment No. 1 to include a breakdown of the information presented by supplier for years in which we have not secured 100% of our targeted installations (i.e., in years 2010, 2011, 2012 and 2013, for which we have secured 82%, 25%, 31% and 38% of targeted installations) because we do not currently know from which supplier we will secure the remaining turbines to achieve our targeted installations.  As discussed in the response to comment #10, we are currently in advanced negotiations with GE Energy and Clipper Windpower to secure our turbines needs for 2010 and part of 2011, and we intend to enter into negations with GE Energy, Clipper Windpower and other turbine suppliers to secure our additional turbine needs.  We have revised the Registration Statement to disclose these negotiations.  Please see pages 109 and 126 of Amendment No. 1.  In addition, we will update the table on page 109 of Amendment No. 1 in future amendments as we secure additional turbines.  In response to the Staff’s comment regarding our website disclosure regarding the benefits of our turbine technology, we have removed the reference on our website.

How We Classify Our Projects, page 107

36.                                In your prospectus you classify your projects into the following four categories based on the stage of development: (1) operating/under construction, (2) advanced, (3) intermediate and (4) early.  On your website you classify your projects into the following five categories: (1) operating, (2) construction, (3) pre-construction, (4) under development, and (5) pre-development.  Your website lists significantly fewer projects than you disclose in your prospectus under the heading “Our Portfolio of Wind Energy Projects” on page 110, several of the megawatt capacities are different as are the stages of development (assuming that the following stages of development are the same: advanced and preconstruction, intermediate and under-development, and early and pre-development).  Please explain these discrepancies to us.

Response:                                       In response to the Staff’s comment, we have updated our website to conform the disclosure to what is presented in the Registration Statement.

Advanced Projects, page 108

37.                                You state that you expect to start construction on a 203 megawatt project during 2008 and that you expect the balance of your advanced projects to start construction within 0-24 months.  On the tables on pages 98, 99 and 110, you state that the projected date of commercial operations at your advanced projects will be in 2009 and 2010.  If you do not expect to start construction on some of your advanced projects for 24 months and it typically takes nine to 15 months to construct a project (as stated on page 107 under the heading “Engineering procurement and construction oversight”), please explain to us how all of your advanced projects will be operational by the end of 2010 as shown on the above-referenced tables.

Response:                                       We have updated the disclosure to note that we expect that the balance of our advanced projects to start construction within 0-18 months.  Please see page 112 of Amendment No. 1.

Our Portfolio of Wind Energy Projects, page 110

38.                                You set forth the anticipated net capacity factor over 25 years for all of your operating, under construction and advanced projects.

•                  Please explain to us the significance of this measure and why it varies from project to project.

•                  We note your disclosure on page 84 regarding the description of this measure and your statement that “Although .... wind turbines typically operate 65% to 90% of the time, they often run at less than full capacity.”  You disclose that you anticipate net capacity factors over 25 years ranging from 25% (at Milford I and Milford II, as disclosed on page 120) to 47% (at Kaheawa Wind Power I, as disclosed on page 111).  Please tell us whether industry data setting forth average net capacity factors (at other wind energy projects or across the industry) is available and, if so, why this data is not included in your prospectus.

•                  Please explain what impact the technical issues Clipper Windpower has experienced with its wind turbine technology has had on your actual net capacity factors as well as your anticipated net capacity factors over 25 years.

Response:                                       As we describe on page 88 of Amendment No. 1, net capacity factor (“NCF”) is a metric that is used to measure the productivity of a power producing project.  In the case of a wind energy project, NCF compares (i) the amount of power produced over time (typically annually) against (ii) the power that would have been produced if a wind energy project’s turbines operated at full capacity 100% of the time over that same measurement period.  NCF is the primary measure used to compare the productivity of wind energy projects.  NCF calculations vary from project to project as they are site-specific measurements that are subject to variation due to a variety of factors, including the project’s wind resource and turbine layout as well as the make and model of the project’s wind turbine generators.  Estimates of NCFs are important in analyzing investment returns achievable on proposed projects, because they are used to project how much electricity a project will actually produce and hence how much revenue a project can generate.  For instance, a 50 MW wind energy project with an estimated 30% NCF is projected to produce 10,800 MWh in a 30 day period (50MW times 30 days times 24 hours/day times .30) whereas the same project with an estimated 35% NCF is projected to produce 12,600 MWh (50 MW times 30 days times 24 hours/day times .35) during the same period.

Although project NCFs are typically considered to be competitively sensitive information and are generally not publicly available, we have chosen to disclose our estimated NCFs for our operating/under-construction and advanced projects in the Registration Statement, as we believe they are important to investors in our Class A common shares in making their investment decisions.  NCF data across the industry is available.  According to the Department of Energy, during 2007 the net capacity factors for wind energy projects built between 2004 and 2006 averaged approximately 33%-35%.  We have revised the Registration Statement to include this information.  Please see page 88 of Amendment No. 1.

Currently, our only operating wind energy project using Clipper Windpower technology is Steel Winds I.  Due to the technical issues associated with the Clipper Windpower turbines at Steel Winds I, the turbines were shut down for a prolonged period of time and were not generating electricity.  This resulted in lower than anticipated power production for Steel Winds I since commencement of commercial operations.  Therefore, the actual NCF for the first year of commercial operations was lower than the 25-year estimated NCF range disclosed on page 114 of Registration Statement.  We believe that the technical issues with our Clipper Windpower turbines at Steel Winds I have been resolved, and we do not anticipate that these initial technical issues will materially affect our projected NCF for Steel Winds I over the remaining life of the project, nor do we anticipate that these issues will materially affect our 25-year NCF estimates for our other wind energy projects slated to employ Clipper Windpower turbines.  We have revised the Registration Statement to note that we anticipate that Steel Winds I will have an approximate 31% to 33% NCF over the next 24 years.  Please see page 118 of Amendment No. 1.

Our West Regional Strategy, page 120

Milford I and II, page 120

39.                                Consistent with the disclosure for your other “advanced” projects, please disclose when you expect to commence construction of Milford I and Milford II.

Response:                                       We acknowledge the Staff’s comment and have revised the Registration Statement accordingly.  Please see page 124 of Amendment No. 1.

Competition, page 122

40.                                Please revise your disclosure to provide a more detailed description of the competitive environment of your industry, your position in that environment and the methods of competition.  In this regard, we note your risk factor disclosure that the “energy industry is rapidly evolving and is highly competitive.”

Response:                                       We acknowledge the Staff’s comment and have revised the Registration Statement accordingly.  Please see page 126 of Amendment No. 1.

Legal Proceedings, page 123

41.                                With respect to the Article 78 proceedings, please identify the nature of the allegations regarding violations of law.

Response:                                       The twelve causes of action referenced in the Article 78 proceedings are as follows:

•                 improper execution of the special use permit application;

•                 failure to provide proof that the wind turbines would be installed and operated according to all applicable state, federal, manufacturer and industry standards;

•                 violations of setback requirements;

•                 inaccurate setback measurements;

•                 failure on behalf of the planning board to exercise discretion to require 1500 foot setbacks from all property lines and structures;

•                 violation of New York Open Meeting law (Public Officers Law Section 100) by the planning board;

•                 grant of special use permit by the planning board without routes of ingress and egress for the substation;

•                 failure to hold additional public hearings upon subsequent changes to the site plan;

•                 failure on behalf of the planning board to consider the effect of the project on a nearby inactive hazardous waste site;

•                 failure on behalf of the planning board to consider potential effects upon the groundwater;

•                 failure on behalf of the planning board to condition construction activities upon obtain acquisition of other permits; and

•                 failure on behalf of the planning board to consider the visual impact on the town.

We have not disclosed any of the twelve particular allegations in the Registration Statement because we believe each particular allegation is not material to the disclosure of these Article 78 proceedings.  On September 26, 2008, the Supreme Court of the State of New York entered an order dismissing the petitioners’ claims in their entirety. The petitioners have 30 days from the entering of the order to notice an appeal of the court’s dismissal order. We have revised our disclosure accordingly on pages 127 and 128 of Amendment No. 1.

Insurance Matters, page 124

42.                                We note your risk factor disclosure under the risk “The growth of our business is dependent on the availability of turbines and turbine financings” on page 21 that you “do not carry spare substation main transformers.  These transformers are designed specifically for each wind energy project, and the current lead time to order this equipment is approximately one year.  If [you] have to replace any of [your] transformers, [you] would be unable to sell electricity from the affected wind energy project for more than one year.”  Please disclose whether your insurance would cover the losses you would incur if you have to replace a transformer.

Response:                                       We maintain business interruption insurance that covers lost revenues from electricity sales, lost PTCs and RECs sales for a twelve month period (subject to a 30-day deductible) following casualty losses and mechanical or electrical breakdowns of wind turbine generation equipment, including transformers.  We also maintain property damage insurance, which provides for the replacement of property, including transformers, that has suffered a casualty loss.  This insurance is for replacement value and is subject to a deductible of $75,000 per occurrence.  We have revised the Registration Statement accordingly.  Please see page 129 of Amendment No. 1.

Management, page 131

Executive Officers and Directors, page 131

43.                                Please revise this section to include the required information about Evelyn Carpenter.  We note that you list Ms. Carpenter as one of your named executive officers in the table on page 149.  Refer to Item 401(b) of Regulation S-K.

Response:                                       Evelyn Carpenter was a named executive officer during the 2007 fiscal year and is disclosed as such for compensation disclosure purposes in the “Executive Compensation” section of the Registration Statement to comply with Item 402 of Regulation S-K.  However, due to an internal organizational re-structuring, we believe Ms. Carpenter should no longer be considered an executive officer and therefore we have not disclosed her as such in the “Management” section beginning on page 136 of Amendment No. 1 in compliance with Item 401(b) of Regulation S-K.

44.                                We note your risk factors under the heading “Risks Related to this Offering and Our Class A Common Stock” on page 31.  Describe briefly here any arrangement pursuant to which the directors were named or will be named as directors.  Refer to Item 401(a) of Regulation S-K.  Please also revise your disclosure to describe the business experience of each director for the past five years, or clarify your disclosure by adding dates or the duration of employment. Refer to Item 401(e) of Regulation S-K.

Response:                                       Each of our directors has been elected to serve on our board of directors, and there have not been any arrangements or understandings between any director and any other person pursuant to which any director was selected as a director.  However, we expect that our sponsors will enter into a shareholders’ agreement in which they agree to elect certain persons as directors in the future.  We have revised the Registration Statement accordingly.  Please see page 139 of Amendment No. 1.  We acknowledge the Staff’s comment with respect to Item 401(e) of Regulation S-K and have revised the Registration Statement accordingly.  Please see pages 137 and 138 of Amendment No. 1.

Director Compensation, page 136

45.                                Please provide the disclosure required by Item 402(k) of Regulation S-K.

Response:                                       We acknowledge the Staff’s comment and have revised the Registration Statement accordingly.  Please see page 162 of Amendment No. 1.

Executive Compensation, page 137

46.                                We note that you discuss the elements of compensation that were paid to your named executive officers in 2007.  Please also discuss the elements of compensation that are relevant to what you expect to pay to your named executive officers in 2008 and discuss whether, as a result of becoming a public company, you anticipate changing any element of compensation, either in form or amount.

Response:                                       We acknowledge the Staff’s comment and have revised the Registration Statement accordingly.  Please see page 142 of Amendment No. 1.

Annual Cash Compensation, page 141

Discretionary Cash Bonuses, page 142

47.                                You disclose that your employment agreements provide for bonuses equaling between 50% and 100% of the officer’s base salary.  Please disclose whether this relates solely to discretionary cash bonuses or if this range also is intended to include stock awards.  Please also disclose what factors the compensation committee considered when it determined that Messrs. Gaynor and Alvarez and Ms. Lim should receive 167%, 125% and 150%, respectively, of their salary in the form of a discretionary cash bonus.

Response:                                       We acknowledge the Staff’s comment and have revised the Registration Statement accordingly.  Please see pages 147 and 148 of Amendment No. 1.

48.                                Please disclose the “overall financial metrics” and the “pre-established financial metrics” noted in the table on page 142, including any threshold, target and maximum amounts the compensation committee considered.  If the compensation committee considered any threshold, target and maximum amounts for other individual goals, please also disclose these performance measures.  Refer to Item 402(b)(2)(v)-(vii) of Regulation S-K.

Response:                                       We acknowledge the Staff’s comment and have revised the Registration Statement accordingly.  Please see pages 147 and 148 of Amendment No. 1.

Summary of Compensation, page 149

49.                                Although you state in the introductory paragraph of this section that the table shows information concerning the annual compensation of your Chief Financial Officer, the titles of the individuals included in the table do not include your then-current Chief Financial Officer.  We note your disclosure that you hired Mr. Metzner as your Chief Financial Officer in May of this year.  Please include the title Chief Financial Officer for his predecessor in the table and provide appropriate footnote disclosure indicating that such individual is no longer your Chief Financial Officer.

Response:                                       We acknowledge the Staff’s comment and have revised the Registration Statement accordingly.  Please see page 154 of Amendment No. 1.

Summary Compensation Table, page 149

50.                                You disclose that each of your named executive officers received discretionary cash bonuses in 2007.  Based on your disclosure under the heading “Discretionary Cash Bonuses” on page 142, it appears that these officers were required to satisfy certain objective criteria in order to receive these awards.  If so, please revise your summary compensation table to include these awards in a column called “non-equity incentive plan compensation.”  Please also revise your disclosure to include the grants of plan-based awards table and list these non-equity incentive plan awards, including any applicable range that was associated with these awards.  Refer to Items 402(c) and 402(d) of Regulation S-K and Response 119.02 in our Regulation S-K Compliance and Disclosure Interpretations located on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Response:                                       In response to the Staff’s comment, we note that the “Bonus” column in the Summary Compensation Table discloses discretionary cash bonuses and not awards given pursuant to a non-equity incentive compensation plan.  The SEC defines an incentive plan as any plan providing compensation intended to serve as an incentive for performance over a specified period where the outcome with respect to the award is substantially uncertain at the time the target is established, and the target is communicated to the executive.  We do not believe that the pre-established goals that are used in determining discretionary cash bonuses rise to this level and we believe that our bonus plan is not an incentive plan according to the definition provided by the SEC.   We have revised the Registration Statement to further clarify the discretionary nature of our cash bonus plan.  Please see page 147 of Amendment No. 1.

Grants of Plan-based Awards, page 149

51.                                Please include introductory language or a title (or both) for the table at the top of the page on page 150.  Please also compare the percentages for base salary in this table with the percentages noted in the last sentence of the second paragraph under the heading “Base Salary” on page 141.

Response:                                       We acknowledge the Staff’s comment and have revised the Registration Statement to include an introduction to the table.  Please see page 155 of Amendment No. 1.  In addition, we have revised the last sentence of the second paragraph under the heading “Base Salary” on page 146 of Amendment No. 1 to conform this sentence to the data presented in the table.

Outstanding Equity Awards at Fiscal Year End, page 151

52.                                Please revise the table in the center of page 151 to break out awards of Series B-1 and B-2 Units so that the applicable series, size of the award, grant date and vesting information are transparent.

Response:                                       We acknowledge the Staff’s comment and have revised the Registration Statement accordingly.  Please see page 157 of Amendment No. 1.

53.                                Please disclose whether your reorganization will accelerate vesting of the outstanding “old Series B Units.”

Response:                                       We acknowledge the Staff’s comment and have revised the Registration Statement accordingly.  Please see page 157 of Amendment No. 1.

Stock Vested in the Fiscal Year Ended December 31, 2007, page 153

54.                                Please revise the value realized column, to the extent necessary, in the table on page 153 to compute the aggregate dollar amount realized upon vesting by multiplying the number of units by the market value of the units on the vesting date and not December 31, 2007 as noted in footnote two to the table.  Refer to the Instruction to Item 402(g)(2) of Regulation S-K.

Response:                                       Because there was no change in the value of the units during 2007, we have used the value established at December 31, 2007 to compute the aggregate dollar amount realized.

Certain Relationships and Related Party Transactions, page 159

April 2006 Amended and Restated LLC Agreement and Unit Subscription Agreement, page 159

55.                                Please restructure this section to facilitate an investor’s understanding of the reasons for these transactions.  In this regard, we note that under this heading you itemize the various steps that occurred in connection with amending and restating the First Wind Holdings LLC Agreement in April 2006.  This appears to be a summary of transactions, some of which are described in more detail several pages later.  For example, romanette (i) appears to correspond to your disclosure on page 161 under the heading “Consolidation of management’s holdings in First Wind Holdings, LLC,” romanette (v) appears to correspond to your disclosure on page 161 under the heading “Redemption of Series A Units held by UPC Holding” and romanette (vi) appears to correspond to your disclosure on page 162 under the heading “First Wind Energy, LLC.”  It appears that some or all of the non-cash consideration referenced in romanette (iii) corresponds to your disclosure on page 162 under the heading “Contribution of Maine Wind Partners II, LLC.”

Response:                                       We acknowledge the Staff’s comment and have revised the Registration Statement accordingly.  Please see pages 165-167 of Amendment No. 1.

56.                                Given that Mr. Metzner is your Chief Financial Officer and will be a named executive officer in 2008, please include him on the table on page 161 with appropriate footnote disclosure.

Response:                                       We acknowledge the Staff’s comment and have revised the Registration Statement accordingly.  Please see page 167 of Amendment No. 1.

Procedures for Approval of Related Person Transactions, page 165

57.                                We note your disclosure that “material Related Party Transactions entered into generally are known about and discussed with management and [your] board of directors prior to entering into the transaction.”  Please tell us how, without more formalized policies upon completion of the offering, you will be able to comply in the future with the requirements of Item 404(a) of Regulation S-K.  Please also tell us why your procedures for approval of related person transactions do not cover transactions with your executive officers or revise your disclosure.  Refer to Item 404 of Regulation S-K.

Response:                                       We acknowledge the Staff’s comment and have revised the Registration Statement accordingly.  Please see page 172 of Amendment No. 1.

The Reorganization and Our Holding Company Structure, page 166

General

58.                                Please consistently refer to UPC Wind Partners II, LLC either by its full name or its defined term, UPC Holding.

Response:                                       We acknowledge the Staff’s comment and have revised the Registration Statement accordingly.  Please see pages 166-167, 170 and 171 of Amendment No. 1.

Overview, page 166

59.                                We note your disclosure in the first paragraph on page 166 and elsewhere in your prospectus that your “Class B common stock is, subject to certain limitations, convertible into Class A common stock at the election of the holders thereof” as well as your disclosure in third paragraph on page 166 that “[w]hen a Series B Unit is exchanged for a share of our Series A common stock ... a corresponding share of our Class B common stock will automatically be redeemed and cancelled by us.”  Please clarify here and elsewhere in your prospectus if Series B Units of First Wind Holdings, LLC or your Series B common stock is convertible into or exchangeable for Class A common stock.

Response:                                        We acknowledge the Staff’s comment and have revised the Registration Statement accordingly.  Please see pages 7, 32, 35, 42, 47, 49, 66-67 and 173 of Amendment No. 1.

Holding Company Structure, page 166

60.                               We note your disclosure in the first paragraph on page 168 that you “intend to cause First Wind Holdings, LLC to distribute to [First Wind Holdings Inc.] and the holders of Series B Units, cash payments for the purposes of funding tax obligations in respect of the taxable income and net capital gain that is allocated to [First Wind Holdings Inc.] and the holders of Series B Units, respectively, as members of First Wind Holdings, LLC” as well as your disclosure in the last paragraph on page 168 that states “First Wind Holdings, LLC will agree to make distributions to the holders of its membership units, including us, for the purpose of funding tax obligations in respect of First Wind Holdings, LLC that are allocated to them.”  If the taxable income and net capital gain is allocated other than ratably to the Series A unit holders and the Series B unit holders of First Wind Holdings, LLC, please describe how these allocations are determined.

Response:                                        We confirm that the taxable income and net capital gain is allocated ratably to the Series A unit holders and the Series B unit holders of First Wind Holdings, LLC.

Amended and Restated Limited Liability Company Agreement of First Wind Holdings. LLC, page 168

Exchange Rights, page 169

61.                               If, as disclosed in your summary under the heading “Class A Common Stock and Class B Common Stock” on page 8 and the first paragraph on page 166, your “Class B common stock is, subject to certain limitations, convertible into Class A common stock at the election of the holder thereof,” please explain why you do not have to reserve that number of Series A common stock for issuance that is equal to the number of shares of Series B common stock outstanding (as opposed to the aggregate number of shares of your common stock expected to be issued over time upon exchanges by any member who holds fully-vested Series B Units).

Response:                                        We acknowledge the Staff’s comment and have revised the Registration Statement accordingly.  Please see page 176 of Amendment No. 1.

Tax Receivable Agreement, page 171

62.                               We note your disclosure regarding the unpredictability of your estimated cash savings and related payments under your tax receivable agreement and the fact that this agreement is an obligation of First Wind Holdings Inc. rather than its operating subsidiary, First Wind Holdings, LLC.  We also note your disclosure in your risk factor “We are a holding company ...” on page 30 that you “will have no independent means of generating revenue.”  If material to an investor, please disclose how First Wind Holdings Inc. would fund:

•                  payments under this agreement if you are deemed to have realized cash savings (and not actually realized cash savings) when all of your operations are conducted through, and all of your revenues are generated by, First Wind Holdings LLC; and

•                  future income taxes if the IRS successfully challenged your tax basis increases.

Please also include this exposure in your holding company risk factor on page 30.

Response:                                        Payments under the tax receivable agreement will be made out of funds on hand, which are generally expected to be available only as distributed to the Company by First Wind Holdings, LLC.  The possibility that such funds may be insufficient to pay the full amounts due under the tax receivable agreement is a risk borne by each party to which tax receivable agreement payments are due.  The Company expects to fund the payment of future income taxes arising as a result of an IRS challenge with respect to tax basis increase from the same source of revenues (that is, cash distributed to the Company by First Wind Holdings, LLC).  No reimbursements will be made by the operating subsidiary for previously-made tax receivable agreement payments.  We do not believe either of such risks is material to the Company or its public investors.

Description of Capital Stock, page 173

63.                               We note your statements that “all of the Class A common stock outstanding upon completion of this offering will be fully paid and nonassessable” and “[u]pon completion of this offering, all outstanding shares of Class B common stock will be legally issued, fully paid and non-assessable.”  This disclosure appears to be the opinion of legal counsel, as these statements are legal conclusions.  Please either attribute these statements to counsel and file counsel’s consent to be named in this section, or delete these statements.

Response:                                        In response to the Staff’s comment, we have deleted the referenced sentence.  Please see page 181 and 182 of Amendment No. 1.

Description of Principal Indebtedness, page 180

General

64.                               Please include a table at the outset of this section that summarizes your principal indebtedness.

Response:                                        We acknowledge the Staff’s comment and have revised the Registration Statement accordingly.  Please see page 188 of Amendment No. 1.

65.                               Please update the information in this section so that it includes the information included on page 39 under the heading “Use of Proceeds.”  In this regard, we note in the “Use of Proceeds” section, among other things, your disclosure that you are negotiating an extension of the maturity date of the First Wind Holdings, LLC Loan Agreement.

Response:                                        We acknowledge the Staff’s comment and have revised the Registration Statement accordingly.  Please see pages 188-193 of Amendment No. 1.

First Wind Acquisition, LLC Loan, page 180

66.                               Please state the maturity date of the North Shore Note.

Response:                                        We acknowledge the Staff’s comment and have revised the Registration Statement accordingly.  Please see pages 189 and 190 of Amendment No. 1.

First Wind Acquisition IV, LLC Loan, page 184

67.                               Please state whether this loan has been funded and, if so, what amount is outstanding as of June 30, 2008.

Response:                                        We acknowledge the Staff’s comment and have revised the Registration Statement accordingly.  Please see page 192 of Amendment No. 1.

Underwriting, page 189

68.                               In the last full paragraph on page 189, you state that the Company has agreed to a 180-day lock-up “except issuances pursuant to the exercise of employee stock options outstanding on the date hereof or pursuant to our dividend reinvestment plan.”  Please clarify your disclosure here and elsewhere to clarify whether you expect there to be any employee stock options outstanding prior to completion of the offering.  It does not appear that you have or will maintain a dividend reinvestment plan.  If true, please delete the reference to your dividend reinvestment plan.  Here or elsewhere, as appropriate, please also disclose whether and under what circumstances Credit Suisse Securities (USA) LLC will either shorten or waive the lock-up arrangements with respect to (1) you and (2) your officers, directors and current stockholders.

Response:                                        We do not currently have any employee stock options outstanding and do not intend to grant any employee stock options under the Long-Term Incentive Plan prior to the completion of this offering.  Therefore, we have deleted the references to exercises of employee stock options and a dividend reinvestment plan and have provided additional disclosure regarding whether and under what circumstances Credit Suisse Securities (USA) LLC will either shorten or waive the lock-up arrangements.  Please see page 198 of Amendment No. 1.

69.                               In the second full paragraph on page 190, provide a brief description of the indemnification provisions with the underwriters.

Response:                                        We acknowledge the Staff’s comment and have revised the Registration Statement accordingly.  Please see page 198 of Amendment No. 1.

Financial Statements, page F-l

First Wind Holdings, LLC Financial Statements, page F-2

70.                               With reference to authoritative literature please explain in detail the accounting impact resulting from the tax equity transactions.  Please address the following items in your response along with any other information you deem necessary:

•                  Tell us why the transactions are equity transactions at the subsidiary level and describe the equity structure of the subsidiaries;

•                  Tell us why GAAP requires you to consolidate the subsidiaries that own the Kaheawa Wind Power I and Mars Hill projects.  If due to FIN 46R, show us your analysis for a representative project/entity.  If due to control, please discuss any restrictions imposed on you or special rights granted to the minority unit holders that may limit your ability to control such subsidiaries. If so, also differentiate your control for financial reporting purposes with that for tax;

•                  Tell us how you computed the minority interest related to the sale of subsidiary company interests.  In this regard, please specifically tell us the percentage used if minority interest was calculated as a percentage of subsidiary company book value.  Finally, tell us what the proceeds from sale of subsidiary company interests in excess of subsidiary book value represents.  Please advise your consideration SAB Topic 5:H;

•                  Tell us how you compute minority interest in earnings, whether it bears any relationship to the pick-up of tax benefits and whether this will change after 10 years.  In this regard, it appears legally you are a 1% owner with the tax equity investors owning 99% and pick up of the production tax credit and anticipated tax losses follows this ownership structure for the first 10 years. If this is not correct, please explain.  If correct, please tell us whether and how this ownership structure changes so that the majority of the tax benefits revert to the project owner;

•                  Describe in detail the equity method of accounting in your accounting for minority interest as described in the last paragraph of F-l 8.  We are unclear on the significance of the use of the term “equity method” in minority interest accounting;

•                  Explain the “Distributions to minority members of subsidiary in excess of member’s capital balance” line item in the consolidated statements of members’ capital including how the amounts in this line item are computed;

•                  Explain the accounting impact, if any, at the “flip date.”  If there will be no accounting impact at the “flip date,” please explain why;

Response:

Detailed Description of Tax Equity Financings

The Company entered into Tax Equity Financings with two institutional tax equity investors (“Tax Equity Investors”) during 2007 with respect to two separate wind energy projects.

The Company’s wind energy projects are typically held by limited liability companies that are the Company’s direct or indirect subsidiaries (the “Project LLCs”). The Project LLCs are limited life entities with a term of approximately 50 years, a term that is longer than the expected useful lives of the wind turbines.

Project LLCs have two classes of equity membership interests: Class A and Class B units, with the Company directly or indirectly owning one class of membership interests and the Tax Equity Investors owning the other. The limited liability company agreement for each of the Project LLCs specifies rights to income, loss, cash distributions and tax attributes for each of the Class A and Class B units. The Tax Equity Investors’ membership interests are entitled to receive operating cash flow and allocations of tax attributes (both PTCs and tax losses) that allow the Tax Equity Investors to recover their original investment together with a targeted rate of return (approximately 7% after tax) within ten years.  The point at which the Tax Equity Investors have recovered their original investment along with the targeted rate of return is defined in the limited liability company agreement as the “Flip Date.”  Prior to the Flip Date, a significant portion of income, loss, cash distributions and tax attributes are allocated to the Tax Equity Investors’ membership interests. After the Flip Date, the allocation of these items to the Tax Equity Investors’ membership interests decreases substantially, while proportionately increasing with respect to the Company’s membership interests. The Company has the right to repurchase the Tax Equity Investors’ membership interests upon the later to occur of the Flip Date and the tenth anniversary of the investment (the “Purchase Option” and “Purchase Option Event,” respectively).

Following a Purchase Option Event, the Company, at its sole discretion, may elect to purchase all of the Tax Equity Investors’ membership interests.  The exercise price of the Purchase Option is established either by mutual agreement, if one can be reached, or an appraisal of fair market value. The Tax Equity Investors must sell all of their membership interests if the Company exercises the Purchase Option.

Pursuant to the terms of our Tax Equity Financings, the Tax Equity Investors are able to utilize PTCs and tax losses that may otherwise be unused by the Company. These PTCs and tax losses provide a substantial portion of the return expected by the Tax Equity Investors.

Table 1 below presents the approximate allocation of operating cash flow, production tax credits and depreciation benefits before and after the Flip Date for each of the Tax Equity Financings completed during 2007.  The column titled “Operating Cash Flow” reflects the allocation of cash distributions.  The column titled “Production Tax Credits” reflects the allocation of PTCs for U.S. federal income tax purposes.  The column titled “Depreciation” reflects the allocation of tax depreciation for U.S. federal income tax purposes.

Table 1.

Mars Hill Project:

	Operating Cash Flow		Production Tax Credits (1)		Taxable Income or Loss (1)
	First Wind	Investors	First Wind	Investors	First Wind	Investors
Year 1 to Flip Date (2)	33%	67%	0%	100%	36%	64%
Thereafter	93%	7%	93%	7%	36%	64%

Kaheawa Wind Power I Project:

	Operating Cash Flow		Production Tax Credits (1)		Taxable Income or Loss (1)
	First Wind	Investors	First Wind	Investors	First Wind	Investors
Year 1 to Flip Date (2)	5%	95%	0%	100%	0%	100%
Flip Date to 8/30/27	89%	11%	89%	11%	89%	11%
Thereafter	95%	5%	95%	5%	95%	5%

(1)          Production tax credits lapse after ten years of commercial operations, while the majority of depreciation is recognized during the first five years of commercial operation.

(2)          Actual “Flip Dates,” as discussed below, depend on the date institutional investors earn the agreed “targeted internal rate of return.”

If the Project LLC liquidates prior to the Flip Date, any remaining gain is allocated to the Tax Equity Investors in an amount sufficient to reach the targeted return after other company debts, liabilities and obligations are repaid and any capital account deficits are restored.

In each of the Tax Equity Financings, the Company owns at least 50% of the voting interests in the Project LLC.  The Project LLC agreements establish the Company as the party that is responsible for day-to-day operations of the Project LLC and the wind energy project, including responsibility for managing and supervising the performance of the personnel contracted to construct and operate the project. In this role, the Company is also responsible for bringing specified matters to the attention of the Tax Equity Investors.  The Tax Equity Investors retain certain approval rights as specified in the Project LLC agreements. For example, the Company is required to obtain prior approval from the Tax Equity Investors for annual budgets, employee hiring, encumbering assets, sales of assets, entering into material contracts, sales of additional equity interests and changes in insurance policies.

Equity Classification

We believe that the membership interests issued to Tax Equity Investors as part of the Tax Equity Financings are appropriately classified as equity investments in the financial statements of the Project LLCs and, accordingly, represent minority interests in the Company’s consolidated financial statements. SFAS No. 150 “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”(“FAS 150”), establishes standards for how an entity classifies, measures and discloses certain freestanding financial instruments with characteristics of both liabilities and equity. FAS 150 specifies certain characteristics of financial instruments that result in their classification as a liability.

FAS 150 requires that “mandatorily redeemable financial instruments” shall be classified as a liability unless the redemption is required to occur upon the liquidation or termination of the entity.  A mandatorily redeemable financial instrument is defined in FAS 150 as “any of various financial instruments issued in the form of shares that embody an unconditional obligation requiring the issuer to redeem the instrument by transferring its assets at a specified or determinable date (or dates) or upon an event that is certain to occur.”  There are no such mandatory redemption features present in the tax equity issued by any of the Project LLCs; the Purchase Option Event is an option, but not an obligation, and its exercise is in the sole discretion of the Company.  Generally, the amended and restated LLC agreements provide for standard dissolution, winding up and/or termination of the partnership companies after fifty (50) years.  Members have a right of first offer to purchase any membership interests that are offered by another member.

For purposes of applying FAS 150, a freestanding financial instrument is a financial instrument that is entered into (1) separately and apart from any of the entity’s other financial instruments or equity transactions or (2) in conjunction with some other transaction and is legally detachable and separately exercisable.  In considering whether the Purchase Option represents a freestanding financial instrument, the Company notes that the Purchase Option was not entered into separately or apart from the Project LLCs’ other equity transactions with the Tax Equity Investors.  The terms of the Purchase Option are set forth in the Project LLCs’ limited liability company agreements.  Additionally, the Purchase Option does not represent a legally detachable instrument and it is not separately exercisable from the membership interests themselves.(1)

(1) The embedded Purchase Option held by the Company in its equity of the Project LLC is not required to be bifurcated from the Company’s equity, as a separate call on the Project LLC’s equity would not meet the definition of a derivative under Statement SFAS No. 133.  The Purchase Option does not meet the net settlement requirements in the definition of a derivative, as the Purchase Option requires physical delivery of the Project LLC’s membership interests and the Project LLC’s equity is not readily convertible to cash.  Additionally, EITF 00-6 states, in paragraph 8, that “with respect to derivatives that are not within the scope of Statement SFAS No. 133, the Task Force reached the following consensus … (c) …  if the parent purchases an option contract that permits the parent to buy or sell shares of a subsidiary at a future date, the parent should not record the acquisition or disposition of shares until it exercises its option and purchases or sells the shares.”

As there is not a mandatory redemption feature (other than the required dissolution, wind-up and/or termination after 50 years, which is discussed further below), the Company concluded that the membership interests in the Project LLCs are not liabilities under paragraphs 9(2) and 10 of FAS 150.  Additionally, the equity instruments (1) are outstanding membership interests and (2) do not represent an obligation to issue a variable number of membership interests and, therefore, are not liabilities under paragraphs 11 and 12 of FAS 150.

Finally, membership interests issued to Tax Equity Investors represent residual interests in the Project LLCs at all times (95% initially, reducing over time to 5%).  Based on all of the facts, the Company concluded that these membership interests should be classified as equity in the financial statements of the Project LLC that issues them.

Redemption on Liquidation

The membership interests issued by the Project LLCs that are classified as noncontrolling interests upon consolidation are held by external parties and generally would be redeemable before the liquidation of the parent entity (i.e., the Company).  Therefore, the Company considered the guidance in FSP FAS 150-3 and concluded that because redemption will occur upon liquidation or termination of the Project LLCs, the membership interests held by the Tax Equity Investors are not subject to the classification and measurement requirements of Statement 150 in the Company’s consolidated financial statements.

The Company considered additional features of the Tax Equity Financings that support their equity classification, consistent with Financial Accounting Standards Board Concepts Statement No. 6, Elements of Financial Statements, which include:

•                  the investments were made in exchange for residual ownership interests in the Project LLCs, with rights to allocations of income and loss, tax depreciation and PTCs;

•                  the returns to Tax Equity Investors are not assured and there is no economic penalty, or default provisions, if targeted returns are not achieved — there are no guarantees of projected returns from the Company or any third party;

•                  the interests of the Tax Equity Investors are not secured by liens on the underlying project assets; and

•                  the Tax Equity Investors can suffer a complete loss of the value of the equity with no recourse other than a share in liquidation of the remaining value of the Project LLCs after satisfaction of their debt and other liabilities.

(2)  Paragraph 9 of FAS 150 specifically notes that if “redemption is required to occur only upon the liquidation or termination of the reporting entity” the instruments are not mandatorily redeemable in the context of paragraph 9-10 and, therefore, not liabilities.

While the Tax Equity Investors have a preference over the Company’s equity in a liquidation in order to achieve the target rate of return, there is no guarantee that there will be sufficient funds to achieve that objective in the event of liquidation.

Consolidation

We believe that the Company should consolidate the financial statements of the Project LLCs that have completed Tax Equity Financings in 2007 into the Company’s consolidated financial statements.

The Company first determined that the Project LLCs that own the Kaheawa Wind Power I and Mars Hill projects did not meet any of the three conditions of a variable interest entity as defined by FASB Interpretation No. 46R, “Consolidation of Variable Interest Entities” (“FIN 46(R)”), paragraph 5, which states that an entity shall be subject to consolidation under FIN 46(R) if, by design, any of the following conditions exist:

a.                                       the total equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support provided by any parties, including equity holders;

b.                                      as a group the equity holders lack any one of the following characteristics of a controlling financial interest:

(1)                                the direct or indirect ability through voting rights or similar rights to make decisions about activities that have a significant effect on the success of the entity;

(2)                                the obligation to absorb expected losses of the entity; or

(3)                                the right to receive expected residual returns; or

c.                                       the equity investors as a group also are considered to lack characteristic b.(1) if (i) the voting rights of some investors are not proportional to their obligations to absorb expected losses, their rights to receive expected residual returns, or both and (ii) substantially all of the entity’s activities either involve or are conducted on behalf of an investor that has disproportionately few voting rights.

Because we concluded that the Project LLCs did not meet any of the three conditions set forth in FIN 46(R) for characterization as a variable interest entity, we next looked to the literature applicable to voting interest entities.

EITF Issue No. 03-16, “Accounting for Investments in Limited Liability Companies” (“EITF 03-16”), concluded that an investment in an LLC that maintains specific ownership accounts for each investor should be viewed as similar to an investment in a limited partnership for determining whether a noncontrolling investment in an LLC should be accounted for using the cost or equity method. While the guidance in EITF 03-16 is not determinative in establishing whether an LLC has governing provisions that are the functional equivalent of a regular corporation when applying the guidance in EITF Issue No. 96-16, “Investor’s Accounting for an Investee When the Investor Has a Majority of the Voting Interest but the Minority Shareholder or Shareholders Have Certain Approval or Veto Rights” (“EITF 96-16”), it may often be the case that entities deemed equivalent to partnerships under the provisions of EITF 03-16 also would be deemed equivalent to partnerships for purposes of guidance in EITF 96-16 and EITF Issue No. 04-05, Investor’s Accounting for an Investment in a Limited Partnership When the Investor is the Sole General Partner and the Limited Partners Have Certain Rights (“EITF 04-05”). We believe the Project LLCs that own the Kaheawa Wind Power I and Mars Hill projects are functionally equivalent to limited partnerships and, therefore, we believe EITF 04-05 is the prevailing standard for evaluating the consolidation issue.

Under EITF 04-05, the general partner in a limited partnership or similar entity that has governing provisions that are the functional equivalent of a limited partnership is presumed to control the entity unless the limited partners have either (a) the substantive ability to dissolve the limited partnership or otherwise remove the general partner without cause or (b) substantive participating rights.

The standard defines substantive rights as the following:

•                  selecting, terminating and setting compensation of management responsible for implementing the limited partnership’s policies and procedures; and

•                  establishing operating and capital decisions of the limited partnership, including budgets, in the ordinary course of business.

The Company is the managing member and controls the Project LLCs. The Tax Equity Investors do not have either substantive participating rights or substantive rights to liquidate the Project LLCs or remove the Company as Manager without cause.  We base this conclusion on the following terms of the applicable Project LLC agreements:

•                  the managing member (the Company) can not be removed without cause;

•                  neither member may remove its capital from the LLC;

•                  neither member may force a liquidation in normal circumstances; and

•                  the Company, as managing member, is responsible for establishing the budget.

Although, as noted above, the Tax Equity Investors have the right to approve the annual budget of the applicable Project LLC, if agreement can not be reached between the members to accept the Company’s budget submission, the prior year’s budget remains in force. While the budget approval is an important mechanism for the Tax Equity Investors, it does not, in our judgment, rise to the level of substantive participating rights, in our judgment.

Based on the above analysis, we concluded that the Company was required to consolidate the operating results of these Project LLCs in its financial statements. We also concluded that there was no difference between our conclusions regarding control of the entity for financial reporting and tax reporting purposes.

Computation of Minority Interest Balance

The minority interest balance was established initially as the value received from the Tax Equity Investors, net of transaction costs. The minority interest was not calculated as a percentage of the Project LLC’s book value. The Company believes that the amount paid by the Tax Equity Investors in exchange for the membership interests in the Project LLCs, while subject to negotiation, approximates the net present value of the expected future allocations of operating cash and tax attributes during the ten years prior to the Flip Date, assuming the achievement of a designated after-tax targeted rate of return. The minority interest balance will be reduced over time as the Tax Equity Investors receive value through cash distributions and allocations of tax attributes. Because the change in the minority interest balance from one period to the next, net of cash distributions, is recorded in the Consolidated Statements of Operations as income or (expense) on the line identified as “Minority interest in operations of subsidiaries,” the tax attributes allocated to the Tax Equity Investors to reduce the minority interest balance are reflected as income or (expense) on that line. At the Flip Date, the minority interest balance should be zero.

The typical Tax Equity Financing allows the Company to raise capital through the issuance of equity that equates to approximately 50% to 60% of the investment previously made to construct a wind energy project. The funds generated from the sale of the Project LLC’s equity are primarily used to pay off construction debt. During 2007, however, the Company was able to generate approximately $38 million more than the total cost of construction when it completed the Tax Equity Financing of Kaheawa Wind Power I as a result of several factors unique to this project, including: a) an expected higher than average net capacity factor of 45% to 47% over 25 years; b) lower than average cost of development and construction; and c) higher than average revenue per MWh to be paid under the PPA for this wind energy project. The $102.7 million received by the Company from the Tax Equity Investors in exchange for membership interests in Kaheawa Wind Power I does imply that the market value of the project is well in excess of its carrying value however, this transaction was accounted for as a capital transaction, i.e. no gain recorded, because 1) the class of equity issued to the Tax Equity Investors contains both a preferred return and a liquidation preference over the equity held by the Company, and 2) the Company holds a call on the minority interest issued and, therefore, reacquisition of the membership interests was contemplated at the time of issuance. This is consistent with the Interpretative Response to Question 2 of SAB Topic 5:H. The value received from tax equity transactions in excess of book value was recorded as a permanent component of equity and is shown in the Consolidated Statements of Members’ Capital (Deficit) on the line identified as “Proceeds from sale of subsidiary company interests in excess of subsidiary book value” in 2007.

Allocation of Operating Results

Statement of Position 78-9, Accounting for Investments in Real Estate Ventures (“SOP 78-9”), paragraph 25, provides that specified profit or loss allocations detailed in an agreement between the parties should not be used to determine an investor’s equity in a venture’s earnings if the cash distributions and liquidating distributions are determined on some other basis.  We believe that a balance sheet approach to measuring the minority interest holders’ claim on the net assets of the Project LLCs assuming a liquidation event at the close of each reporting period is the appropriate method to account for the minority interest in the Company’s consolidated operating results.

In November 2000, the American Institute of Certified Public Accountants issued an Exposure Draft of a Proposed Statement of Position “Accounting for Investors’ Interests in Unconsolidated Real Estate Investments” and described one such balance sheet approach to measuring the minority interest holders’ claim on the net assets of the subsidiary assuming a liquidation event. While this Exposure Draft was never finalized and is not directly applicable as it deals with real estate investments that are accounted for under the equity method, we believe the methodology described therein is instructive and applicable to the Company’s Tax Equity Financings.  The methodology was defined as the Hypothetical Liquidation at Book Value (“HLBV”) approach. Under this approach minority interest is calculated at the beginning and end of each reporting period assuming the net assets of the entity were to be distributed after a liquidation event.  The change in minority interest is recorded as income (expense) on the minority interest line of the statement of operations.

Under the HLBV approach, the Company would determine the minority interests’ share of the earnings or losses of the Project LLC by determining the amount the Tax Equity Investors would receive if the Project LLC were to liquidate its assets based on recorded amounts and distribute the resulting cash to creditors and unit holders in accordance with their respective priorities as measured both at the beginning and end of the applicable accounting period. The change between periods, excluding the impact of cash distributions to Tax Equity Investors, would determine the amount of income or loss attributed to the Tax Equity Investors. Because the Tax Equity Investors have no obligation to contribute additional funds to the Project LLCs, the minority interest balance would never be less than zero.

In the Tax Equity Financings, the cash distributions and liquidating distributions are determined on the basis of a specified return on investment. The Tax Equity Investors are entitled to a specified rate of return on their investment if the entity is capable of generating sufficient PTCs, tax depreciation and cash flows to allow the Tax Equity Investors to realize the returns on investment specified in the agreement. Prior to the Flip Date, a majority of the operating results are allocated to the Tax Equity Investors pursuant to the agreement as a means of satisfying their specified return. After the Flip Date, the Tax Equity Investors’ share of operating results is significantly reduced.

The approach described in SOP 78-9 suggests that assuming a liquidation event is a more meaningful presentation of the agreement between the Company and the Tax Equity Investors than any alternative presentations.

Use of the Term “equity method” in Note 4

Our use of the term “equity method” in Note 4 to the financial statements in describing the methodology we use for allocating operating results has been deleted from the Registration Statement and replaced with a condensed description of the methodology described above.  Please see pages F-19 of Amendment No 1.

Distributions on Consolidated Statements of Members’ Capital

The Consolidated Statement of Members’ Capital for the year ended December 31, 2007 included a distribution of $21,992 described as “Distributions to minority members of subsidiary in excess of the member’s capital balance.”

The $21,992 was composed primarily of a cash distribution made to our partner at Kaheawa Wind Power I following the completion of the Tax Equity Financing and receipt of the proceeds of $102.7 million. This project was developed with a local partner in Hawaii that indirectly owned 49% of the membership interest in the Project LLC, with the Company owning the remaining 51%. This local partner is also a partner on other planned projects in Hawaii but is otherwise not related to the Company. The proceeds of the Tax Equity Financing were used to pay off construction debt and 49% of the excess was distributed to our development partner and 51% of the excess was retained by the Company. Because the proceeds from the Tax Equity Financing substantially exceeded the cost to construct the project, the cash distribution to the members exceeded their capital accounts. Section 7200.01 of the AICPA’s Technical Practice Aid for Partnerships states that as long as a payment to members in excess of their capital contributions is not a loan to the members it should be viewed “in anticipation of profits” and should be represented on the partnership’s balance sheet as a debit within the members’ capital accounts.  Furthermore, the LLC agreement between the Company and its partner requires members to restore their capital accounts to zero in the event of dissolution or to contribute additional capital if necessary to continue operations.

Flip Date Accounting Impact

The Flip Date marks the date upon which the Tax Equity Investors have recovered their original investment plus the targeted rate of return, which in turn gives the Company the right, at its discretion, to exercise the Purchase Option. If the Company chooses not to exercise the Purchase Option, there is no accounting significance to the Flip Date and the Tax Equity Investors will continue to receive distributions of operating results at significantly reduced percentages. If the Company does opt to repurchase the membership interests held by the Tax Equity Investors, the transaction would be accounted for as a capital transaction. Because the Company has a controlling interest in the subsidiary prior to the Purchase Option Event, the provisions of SFAS 141(R), Business Combinations, would not apply per paragraph 2 of that statement.

Consolidated Statements of Operations, page F-4

71.                                 Please tell us your basis for classifying changes in the fair value of commodity derivative instruments related to non-operating projects as non-operating in your statements of operations.  Please tell us how you classify any realized gains or losses on the periodic cash flow associated with such risk management activities.  If such derivatives seek to mitigate risk with respect to forecasted transactions, tell us whether your income statement classification changes when the forecasted transaction occurs or fails to occur.  In this regard, we note net cash settlements on commodity derivatives are wholly included in the risk management activities associated with operating projects.  If there are no cash settlements on derivatives associated with non-operating projects, please supplementally advise the reason(s). To further our understanding, please provide an example of a typical risk management activity related to a non-operating project.

Response:

Classification of Changes in Fair Value of Commodity Derivatives for Non-Operating Projects

Risk management activities in connection with non-operating projects relate to the impact of derivative hedging instruments executed prior to the commencement of operations at each of the Company’s development stage projects.  Because the projects are not operating, there are no operating revenues against which the hedging activity results should be netted and, accordingly, there are no realized cash settlements.  Classification of the unrealized hedge gains/(losses) prior to the commencement of operations as “non-operating” is consistent with the treatment of the underlying hedged forecasted activity:  the sale of generated electricity either under a power purchase agreement or in the NY-ISO market.  The following is a summary of the trade date; the effective date, which represents the start date of the first measurement period; and the date upon which the commencement of operations is anticipated for each development stage project against which floating for fixed power price swap derivative contracts have been executed:

Non-Operating Project(s)	Trade Date (Executed)	Effective Date	Expected Operations Commencement Date
Prattsburgh	August 21, 2007	January 2010	Fourth Quarter of 2009
Cohocton	August 21, 2007	January 1, 2009	Fourth Quarter of 2008

Classification of Realized Gains and Losses for Risk Management Activities

Realized gains and losses on settlement do not commence until after the effective date of the derivative hedging instrument.  With respect to the non-operating projects, the effective dates of the derivative contracts had not yet occurred as of June 30, 2008.  After the effective date, upon the commencement of settlement payments, the realized gains and losses on settlement are classified in a manner similar to the unrealized gains and losses on periodic mark-to-market fair value adjustments.  The determining factor for this classification is the operating status of the project.  Derivative gains and losses, both realized and unrealized, are classified as operating for projects that have commenced operations, and non-operating for those development stage projects that have not commenced operations.

Changes in Income Statement Classification

As noted in “Classification of Realized Gains and Losses for Risk Management Activities” above, classification shifts from non-operating to operating when the revenues and costs associated with the project are recognized as operating income and/or expense (i.e., when the project has commenced production activities).

Examples of Risk Management Activities for Non-Operating Projects

The long-term power price swaps presented in tabular format above are examples of risk management activities that are related to non-operating projects.  They represent power price swap contracts that have been executed but are not yet effective, and for which the underlying development-stage project has not commenced operations.  The Company begins marking the derivative contracts to market upon execution, and recognizes settlement gains and losses after the effective date.  In order to arrange financing and to gain other necessary supplier commitments, we must enter into such floating for fixed commodity price swaps to mitigate variability of projected cash flows required to service the obligations.

Consolidated Statements of Members’ Capital (Deficit), page F-5

72.                                 Please tell us and briefly summarize the accounting principal adopted in the quarterly period ended March 31, 2008 that impacted accumulated deficit.  Tell us why there is no disclosure in this regard.  Please also help us understand why there is an adjustment to reconcile net loss to net cash used in operating activities when this item does not appear to be included in the determination of the loss for the period ended March 31, 2008.

Response:      On January 1, 2008, we adopted the provisions of Statement of Financial Accounting Standard No. 157, Fair Value Measurement (“SFAS 157”), for certain financial assets and liabilities that are measured at fair value on a recurring basis.  Our interest rate and commodity price swap derivatives are required to be measured at fair value and fall within the guidelines of SFAS 157.  The Consolidated Statements of Members’ Capital (Deficit) on page F-5 has been updated to include this disclosure.  However, for the three-months ended March 31, 2008, we reflected the impact of changes to fair value measurements for certain derivative instruments as a result of implementing SFAS 157 as an adjustment to members’ capital in the Consolidated Statement of Members’ Capital (Deficit) rather than as risk management activities relating to operating and non-operating projects in the consolidated statement of operations for the three months ended March 31, 2008.  As a result, risk management activities relating to operating and non-operating projects, total expenses and net loss for the three months ended March 31, 2008 were overstated by approximately $933,000.  We have corrected this error in our Unaudited Consolidated Financial Statements for three-months ended June 30, 2008.  Please see page F-18 of Amendment No. 1.

Notes to Consolidated Financial Statements, page F-7

Note 2 — Summary of Significant Accounting Policies, page F-8

Derivative Financial Instruments and Risk Management Activities, page F-l1

73.                                 As you disclose here and on pages F-27 and F-28 that you obtain third-party valuations of your interest rate swap and commodity swap agreements to determine their fair value, please name and file the written consent of the third-party to whom you refer to the extent they may constitute an expert.  Alternatively, please remove the reference to the third-party or advise why that party is not an expert.  Refer to Section 436(b) of Regulation C and Section 7(a) of the Securities Act of 1933.

Response:      We determine the fair value of our interest rate and commodity price swaps using valuation models maintained by management and confirm the outcomes from those models with the results of third parties.  We have removed the references to the third-party valuations from each of the referenced pages.  Please see pages F-11 and F-28 of Amendment No. 1.

Revenue Recognition, page F-12

74.                                 Referring to your long-term power purchase agreements for Kaheawa Wind Power I and Mars Hill that are accounted for as operating leases, please provide the disclosures required by paragraph 23.b. of SFAS 13 or tell us why these disclosures are not necessary.  Please also tell us how the significant contingent rental payments operate and how wind availability affects the calculation of such payments. Presumably the contingent rental payments are viewed as rental payments since the power purchase agreement is viewed as an operating lease; as opposed to a power purchase agreement.  Ensure that we understand how operating lease treatment would differ from power purchase agreement accounting.

Response:      We note that SFAS No. 13 paragraph 23.b. requires the following disclosures on the balance sheet or in the notes regarding our property on operating leases:

•                 the cost of property on lease by major classes of property according to the nature or function and the amount of accumulated depreciation in total as of the date of the latest balance sheet presented;

•                 the minimum future rentals on non-cancelable leases as of the date of the latest balance sheet presented in the aggregate and for each of the five succeeding fiscal years; and

•                 total contingent rentals included in income for each period for which an income statement is presented.

We have amended our Note 5 disclosure to extract the property on lease.  In addition we have added a table to satisfy the disclosure requirements of SFAS 13 paragraph 23.b.  Please see page F-20 of Amendment No. 1.

Contingent Rental Payments

Statement of Accounting Standards No. 29, “Disclosure of Information about Capital Structure” (“SFAS No. 29”), paragraph 11 defines contingent rentals under an operating lease as payments that depend on a factor directly related to the future use of the leased property. Paragraph 13 goes on to state that contingent rentals shall be included in the determination of income as accruable.

We determined that payments received in exchange for the delivery of electricity under the power purchase agreements meet the definition of contingent rentals, as the payments fully depend on the amount of power generated by the leased property, plant and equipment. The amount of power generated by the wind energy project depends on future operating characteristics, particularly wind availability.

As a result, although these power purchase agreements result in classification of the wind energy projects as operating leases, revenue is recognized only as electricity is produced and delivered to the customer.

Note 2, Other Non-Current Assets, page F-15

75.                                 Please summarize the results of your most recent annual goodwill assessment. Tell us how you define the reporting unit to which this goodwill relates.  To the extent the carrying value of the reporting unit was less than fair value, please explain in detail how you determined fair value.  To the extent your reporting unit was not a component, please advise the reason(s) for your grouping.  We may have further comment.

Response:      We assess the goodwill of our subsidiary Evergreen Wind Power, LLC (“EWP”) on an annual basis by comparing the carrying value of goodwill with the fair value of EWP.  We estimate the fair value of EWP using a discounted cash flow model at a discount rate equivalent to our weighted average cost of capital.  At December 31, 2007, the estimated fair value of EWP exceeded the carrying value of goodwill at EWP.

We have updated our disclosure in Note 2 to our audited financial statements to reflect that our policy is to evaluate performance at the reporting unit level.  Our reporting units consist of those wind energy projects in operation and those in development.

We do not have any goodwill other than the goodwill of our subsidiary EWP.

Note 4 . Minority Interest and Tax Equity Transaction, page F-18

76.                                 We note you account for minority interest in projects using the equity method. Please tell us what, if any, consideration was given to use of the financing method under SFAS No. 66.  Please be detailed in your response.

Response:      We fully consolidate the financial statements of these subsidiaries because we concluded that we own a controlling financial interest in these entities.  We have changed our Note 4 disclosure to reflect this conclusion.

In considering the proper accounting treatment for recording the tax equity transactions, we did consider Statement of Financial Accounting Standard No. 66, Accounting for Real Estate (“SFAS No. 66”).  We first determined that the issuance of membership interests in a subsidiary that directly or indirectly owned a wind energy project did meet the definition of a real estate sales transaction according to paragraph 101 of SFAS No. 66, which includes as examples of real estate sales transactions “…sales of corporate stock of enterprises with substantial real estate, sales of partnership interests and sales of time-sharing interests....” Footnote 33, which references “partnership interests” in paragraph 101, states, “An example of a partnership interest that is in substance a sale of real estate would be an enterprise forming a partnership, arranging for the partnership to acquire the property directly from third parties, and selling an interest in the partnership to investors who become limited partners.”

We next considered whether or not a wind energy project that is constructed on leased land under long-term arrangements would meet the definition of real estate.  Paragraph 2 of Financial Accounting Standards Board Interpretation 43 states that SFAS No. 66 “applies to all sales of real estate, including real estate with property improvements or integral equipment.”  The paragraph goes on to define those terms as physical structures or equipment attached to the real estate that can not be removed and used separately without incurring significant cost.  Examples cited “include an office building, a manufacturing plant, a power plant, and a refinery.”

Emerging Issues Task Force No. 00-13 paragraph 5 defines integral equipment as equipment whose combined cost of removal and decrease in value exceeds 10% of the fair value of the equipment installed.  We concluded that the combined cost of removal plus the decrease in value of wind energy project equipment from the leased land would greatly exceed 10% of the fair value of the equipment installed and therefore that such equipment meets the definition of integral equipment per SFAS No. 66.

Based on the above we concluded that the tax equity transactions may be considered a sale of real estate under SFAS No. 66.

SFAS No. 66, paragraph 5, details four criteria that must be met in order to record all of the profit at the time of the real estate sale.  The four criteria are:

•                 a sale is consummated;

•                 the buyer’s initial and continuing investments are adequate to demonstrate a commitment to pay for the property;

•                 the seller’s receivable is not subject to future subordination; and

•                 the seller has transferred to the buyer the usual risks and rewards of ownership in a transaction that is in substance a sale and does not have a substantial continuing involvement with the property.

The guidance in paragraph 18 of SFAS No. 66 indicates that the Company’s retention of an equity interest in the wind energy project as well as its day-to-day operating responsibilities would result in the Company’s having a substantial continuing involvement with the property.  Paragraph 25 states that when the seller has a “continuing involvement with the property and does not transfer substantially all of the risks and rewards of ownership, profit shall be recognized by a method determined by the nature and extent of the seller’s continuing involvement.”  Paragraph 26 of SFAS No. 66 also precludes use of the full profit accrual method when the seller has the option to reacquire the sold property.  Paragraphs 25 and 26 of SFAS No. 66 indicate that when those forms of continuing involvement are present, the transaction shall be accounted for as a financing, leasing or profit sharing arrangement rather than as a sale.

As the Company retains an option to repurchase the membership interests issued to the Tax Equity Investors (at the Flip Date) and an obligation to support the entity because of its role as managing member (as a result of the application of paragraphs 27 and 29, as well as the guidance in footnote 10 of SFAS No. 66) and because it holds a substantial equity interest, profit on the sale could not be recognized by the full accrual method under SFAS No. 66.  Under the guidance in SFAS No. 66, the deferral of the gain, due to the issuance of equity securities, could be considered a profit sharing arrangement, which is consistent with classification of the instruments issued to the Tax Equity Investors as equity in the stand-alone financial statements and minority interest in the Company’s consolidated financial statements.

Our conclusion as to the proper accounting treatment for these tax equity transactions is summarized in response to question 70 above, wherein we reason that the transactions should be accounted for as equity transactions and no gains should be recorded on the issuance of these membership interests as supported by SAB Topic 5:H.  The conclusion reached above with regard to our consideration of SFAS No. 66 is consistent with this conclusion detailed in response to question 70.

Note 6 — Debt, page F-21

77.                                 Please disclose any restrictive covenants and assets mortgaged, pledged, or otherwise subject to lien related to your debt facilities.  Refer to paragraphs 18 and 19 of SFAS 5.  Please also provide the disclosures required by Rule 4-08(e)(3)(i) and (ii) in the notes to the financial statements if restricted net assets of consolidated and unconsolidated subsidiaries and your equity in the undistributed earnings of 50 percent or less owned persons accounted for by the equity method together exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year.  In addition, if restricted net assets of your consolidated subsidiaries exceeded 25 percent of consolidated net assets as of the end of the most recently completed fiscal year, please provide the condensed financial information required by Rule 12-04 of Regulation S-X.  Refer to Schedule I of Rule 5-04 of Regulation S-X.

Response:

Disclosure of Restrictive Covenants and Security Agreements

Note 6 provides a description of each of our debt agreements and identifies, in each case, the assets provided as security for the lender if such an arrangement exists.

Each of our debt agreements also contains covenants that are normally found in such agreements, such as remaining current on payment obligations under the agreement, delivery of audited financial statements within specified periods subsequent to year end, proper maintenance of property, plant and equipment and other obligations.  In addition to these customary obligations, the Maine Wind Partners, LLC Term Loan contains a restriction on the payment of dividends to First Wind in the event certain debt service covenants are not met, as disclosed in Note 6 on page F-25.

Regulation S-X Rule 4-08(e)(3)(i) and (iii)

Regulation S-X Rule 4-08(e) (3) requires specified disclosures when restricted net assets of consolidated and unconsolidated subsidiaries together exceed 25% of the consolidated net assets as of the end of the most recent fiscal year.  Restricted net assets of subsidiaries are defined as that amount of the registrant’s proportionate share of net assets (after intercompany eliminations) reflected in the balance sheet that may not be transferred to the parent company in the form of loans, advances or cash dividends by subsidiaries without the consent of a third party.  As of December 31, 2007, our restricted net assets, as defined above, include the net assets of our subsidiaries for which we have completed Tax Equity Transactions. Due to the fact that these restrictions are the result of minority interest equity investments, the required disclosures have been made in Note 4. Please see Pages F-19-20 of Amendment No. 1.

Because restricted net assets are more than 25% of consolidated net assets, the additional disclosure required by Regulation S-X Rule 12-04 has been included as schedule I.  Please see pages II-9, II-10 and II-11 of Amendment No. 1.

Note 7 — Derivative Financial Instruments, page F-26

78.                                 We are unable to agree the December 31, 2007 to March 31, 2008 change in the aggregate derivative liabilities on the balance sheet to the aggregate fair value changes on page F-27.  Please supplementally reconcile for us the difference between the two amounts.

Response:      As discussed in our response to Question 72, we adopted the provisions of Statement of Financial Accounting Standard No. 157, Fair Value Measurements, on January 1, 2008.  As a result of this adoption, $933,000 of the aggregate fair value adjustment to the derivative liabilities was charged to “Accumulated deficit” and not to “Risk management activities – fair value changes” on the Statement of Operations for the three months ended March 31, 2008.  Additionally, $82,000 relating to a fair value adjustment and a termination gain on two different interest swaps was capitalized to turbine deposits on the balance sheet as of March 31, 2008, as opposed to being charged to “Interest expense – fair value changes” on the Statement of Operations for the three months ended March 31, 2008.

79.                                 We note your table that details four commodity and interest rate swap contracts as of December 31, 2007.  Given the relevance of current market information, please tell us why this table does not contain similar information as of March 31, 2008.  We may have further comment.

Response:      We have expanded our table on page F-30 that details four commodity and interest rate swap contracts to include June 30, 2008.

Note 10 — Members’ Equity, page F-31

80.                                 Please disclose the pertinent rights and privileges of your Series A, B and B-l Units. Refer to paragraph 4 of SFAS 129.

Response:      We acknowledge the Staff’s comment and have revised the Registration Statement accordingly.  Please see pages F-33 and F-34 of Amendment No. 1.

Note 11 — Share-Based Compensation, page F-34

81.                                 Referring to the April 28, 2006 issuance of 16,962,000 Series B-1 Units, please disclose the requisite service period(s) and the method(s) used for measuring compensation cost.  Refer to paragraphs A240.a. of SFAS 123(R).  Please tell us the terms considered when determining how to measure compensation cost including your consideration, as disclosed in Note 10, that these shares vest on a tranche basis, proportionate to each capital contribution by Series A Unit members relative to the then total Series A Unit commitment.

Response:      The requisite service period for the April 28, 2006 grant of 16,962,000 Series B-1 Units was the same as the vesting period:  three equal annual installments over a three-year term of continuous service.

The Restricted Unit Agreement between the Company and the Series B-1 recipients states that the Series B-1 grants are issued only in proportion to the funding of the April 28, 2006 Series A commitments of $322.6 million.  Therefore, with each capital contribution towards the Series A commitment, the Company issued a proportionate number of the 16,962,000 Series B-1 units granted to the awardees on April 28, 2006.  At the date of grant, vesting commenced and compensation cost was recorded on a straight line basis over the ensuing three years.  The fair value unit price of the Series B-1 grants was estimated to be approximately $0.15 as of April 28, 2006 and that fair value unit price was used for all Series B grants during 2006 and 2007.

82.                                 Please tell us the enterprise value calculated when using the probability-weighted expected return model in fiscal 2006 and 2007 including the values assigned to the Series A Units.  In addition, supplementally explain the reasons for any differences in the values assigned to the Series A and B Units and explain, to the extent applicable, any differences between the values assigned to the Series A Units as compared to the $1.00 per Series A Unit issuances in fiscal 2006 and 2007.  Finally, please tell us your consideration of using the fiscal 2006 and 2007 Series A Unit issuances to fair value the Series B Units.

Response:      In late 2007 we prepared a probability-weighted expected return model as of December 31, 2006 to estimate the enterprise value of $207.6 million, composed of Series A Units valued at $201.9 million or $1.15 per unit and Series B Units valued at $5.6 million or $0.15 per unit.  The fair value per unit for the April 28, 2006 Series B-1 grants was estimated based on the December 31, 2006 probability-weighted expected return model by assuming the Series B-1 grants appreciated by 6% over the eight-month period between grant date and year end.  Under this methodology the April and December 2006 Series B unit grants both rounded to a fair value of $0.15 per unit.  We have amended Note 10 to clarify this fact.

The Series A Units have a liquidation preference relative to the Series B-1 units of $1.00 per unit plus a 12.31% annual return.  This liquidation preference is satisfied in its entirety and 85% of any excess is then allocated among the Series A unit holders relative to their proportionate ownership and 15% of any excess is then allocated among the Series B unit holders relative to their proportionate ownership.  This liquidation preference favoring the Series A Units accounts for their higher unit price relative to the Series B Units.

The $1.00 Series A Unit price for the 181.2 million Series A Units issued in 2006 and 2007 related to capital contributions from First Wind Holdings, LLC’s members, was the unit price agreed upon in April 2006 between and among the parties.  The Series A Unit price derived by the December 31, 2006 probability-weighted expected return model represents the estimate of fair value based on numerous variable inputs such as the projected cash flows, probability weighted future liquidity events and other factors.  The difference between the Series A Unit price derived by the model of $1.15 per unit and the $1.00 agreed upon unit price from April 2006 represents the estimated appreciation.

Recent Sales of Unregistered Securities, page II-2

83.                                 Please furnish the complete disclosure required by Item 701 of Regulation S-K. In this regard, please state briefly the facts relied upon to make the 4(2) exemption available and disclose the consideration.  Please also disclose the information required by Item 701 with respect to all units of First Wind Holdings, LLC granted within the past three years.

Response:             We acknowledge the Staff’s comment and have revised the Registration Statement accordingly.  Please see pages II-2-II-5 of Amendment No. 1.

Exhibits and Financial Statement Schedules, page II-2

84.                                 We note that you have not filed most of your exhibits in connection with the Form S-1.  We request that you file these exhibits as early in the process as possible so that we may have time to review them before you request that your registration statement become effective.

Also, we note that you discuss several documents in your disclosure that are not included on your exhibit list but that may be required to be filed under Item 601(b) of Regulation S-K.  In this regard, we note that:

•                  As described on page 134 under the heading “Board Composition,” your sponsors, who will have more than 50% of the voting power after completion of the offering, are entering into a shareholders agreement in connection with the closing of the offering,

•                  As described on page 136 under the heading “Indemnification,” you expect to enter into separate indemnification agreements with your directors,

•                  As described on page 143 under the heading “Description of Long-Term Incentive Plan,” you expect to adopt a long-term incentive plan prior to completion of the offering,

•                  As described on page 154 under the heading “Potential Payments upon Termination or Change in Control—Employment Agreements,” you may have separate severance pay or stay bonus plans in addition to severance payable to an executive under his or her employment agreement,

•                  As described on page 155 under the heading “Restricted Unit Agreements,” each of the executives has been granted Series B Units, which are governed by an individual Restricted Unit Agreement,

•                  As described on page 162 under the heading “Registration Rights Agreement,” you expect to enter into a registration rights agreement with your current investors in connection with the closing of the offering,

•                  As described on page 165 under the heading “Indemnification, Employment and Related Agreements,” you have entered into “employment agreements, restricted unit agreements and non-competition and confidentiality agreements with your named executive officers,” and

•                 As described on page 171 under the heading ‘Tax Receivable Agreement,” you expect to enter tax receivable agreements with each of the current members of First Wind Holdings, LLC and any future holder of Series B Units.

Please tell us why these exhibits are not required to be filed or include them as exhibits to your registration statement.

Response:      We acknowledge the Staff’s comment set forth in the first bullet above and will file a form of the referenced shareholders’ agreement as an exhibit to the Registration Statement.

We acknowledge the Staff’s comment set forth in the second bullet and will file a form of the referenced indemnity agreements as an exhibit to the Registration Statement.

We acknowledge the Staff’s comment set forth in the third bullet and will file the referenced long-term incentive plan as an exhibit to the Registration Statement.

With respect to the fourth bullet, we do not have separate severance plans or stay bonus plans in addition to severance payable to an executive under his or her employment agreement.  Therefore, we will not be filing such plans as exhibits to the Registration Statement.

We acknowledge the Staff’s comment set forth in the fifth bullet and will file a form of restricted unit agreement as an exhibit to the Registration Statement.

We acknowledge the Staff’s comment set forth in the sixth bullet and will file the referenced registration rights agreement as an exhibit to the Registration Statement.

We acknowledge the Staff’s comment set forth in the seventh bullet and will file a form of non-competition and confidentiality agreement as an exhibit to the Registration Statement.

We acknowledge the Staff’s comment set forth in the eighth bullet and will file a form of the referenced tax receivable agreement as an exhibit to the Registration Statement.

We will file all exhibits in time to give the Staff sufficient time to review the exhibits prior to distribution of the preliminary prospectus.

Please direct any questions that you have with respect to the foregoing or with respect to Amendment No. 1 to David Oelman at (713) 758-3708 or Alan Beck at (713) 758-3638.

Very truly yours,

VINSON & ELKINS L.L.P.

By:	/s/ D. Alan Beck, Jr.

Enclosures

Cc:                                                       Catherine T. Brown, Securities and Exchange Commission

Ellie Bavaria, Securities and Exchange Commission

Adam Phippen, Securities and Exchange Commission

James Allegretto, Securities and Exchange Commission

Paul Gaynor, First Wind Holdings Inc.